Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141411

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated March 19, 2007.

Prospectus Supplement To Prospectus Dated March 19, 2007.

$200,000,000

ViroPharma Incorporated

% Convertible Senior Notes due 2017

ViroPharma will pay interest on the notes on March 15 and September 15 of each year. The first such payment will be made on September 15, 2007. The notes will mature on March 15, 2017.

Holders may convert their notes at their option on any day prior to the close of business on the scheduled trading day immediately preceding December 15, 2016 only under the following circumstances: (1) during the five business-day period after any five consecutive trading day period (the “measurement period”) in which the price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter) after the calendar quarter ending June 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, December 15, 2016 through the third scheduled trading day immediately preceding the maturity date of the notes.

At any time on or prior to the 35th scheduled trading day preceding the maturity date of the notes, we may irrevocably elect to deliver, upon conversion, cash equal to the lesser of the proportionate principal amount and the daily conversion value of the notes and, if applicable, shares of our common stock to the extent the daily conversion value exceeds the proportionate principal amount for each VWAP trading day (as defined herein) of the relevant 25 VWAP trading day observation period. We may irrevocably renounce this right to elect net share settlement of the notes at any time prior to the 35th scheduled trading day preceding the maturity date of the notes.

The initial conversion rate for the notes will be              shares of common stock per $1,000 in principal amount of notes, equivalent to an initial conversion price of approximately $         per share of common stock. The conversion price will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “fundamental change” (as defined herein) occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change.

Subject to certain exceptions, holders may require us to repurchase for cash all or part of their notes upon a fundamental change at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the relevant repurchase date. We may not redeem the notes prior to maturity.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior debt and senior to all of our subordinated debt. The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral. As of December 31, 2006, we did not have any outstanding indebtedness, other than trade and other payables, and our subsidiaries did not have any liabilities as of that date. For a more detailed description of the notes, see “Description of the Notes” beginning on page S-40.

The notes will be evidenced by one or more global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus supplement, beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

We do not intend to apply for a listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Shares of our common stock are traded on the NASDAQ Global Select Market under the symbol “VPHM.” The closing sale price of our common stock on March 16, 2007 was $14.69 per share.

See “Risk Factors” beginning on page S-8 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note		Total
Initial public offering price		%	$
Underwriting discount		%	$
Proceeds, before expenses, to ViroPharma		%	$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from the date of original issuance, expected to be March     , 2007.

To the extent the underwriters sell more than $200,000,000 principal amount of notes, the underwriters will have the option to purchase from us up to an additional $30,000,000 principal amount of notes solely to cover overallotments.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on March , 2007.

Goldman, Sachs & Co.

Credit Suisse	Piper Jaffray

Prospectus Supplement dated March 19, 2007

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of our convertible note offering. The second part is the accompanying prospectus, which provides more general information, some of which may not be applicable to this offering. This prospectus supplement and the accompanying prospectus include important information about us, our convertible notes, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Before purchasing our convertible notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information about us described under “Where You Can Find More Information” and “Incorporation by Reference.”

You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the cover page hereof or thereof, as applicable, and that any information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed materially since that date.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Unless we indicate otherwise, references herein to “ViroPharma,” “we,” “our” and “us” are to ViroPharma Incorporated and our subsidiaries.

“ViroPharma,” “ViroPharma” plus the design, and “Vancocin” are trademarks and service marks of ViroPharma. We have obtained trademark registration in the U.S. for the marks in connection with certain products and services. All other brand names or trademarks appearing herein are the property of others.

SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our convertible notes. You should read the entire prospectus supplement and the accompanying prospectus, including “Risk Factors,” and the documents incorporated by reference, including the sections of those documents discussing the risks of investing in our securities, before making an investment decision.

Our Company

We are a biopharmaceutical company dedicated to the development and commercialization of products that address serious infectious diseases, with a focus on products used by physician specialists or in hospital settings. We intend to grow through sales of our marketed product, Vancocin® HCl capsules, through the continued development of our product pipeline and through potential acquisition or licensing of products or acquisition of companies.

We have one marketed product and multiple product candidates in development. We market and sell Vancocin® HCl capsules, the oral capsule formulation of vancomycin hydrochloride, in the U.S. and its territories. Vancocin is a potent antibiotic approved by the U.S. Food and Drug Administration, or FDA, to treat antibiotic-associated pseudomembranous colitis caused by Clostridium difficile, or C. difficile, and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains. We are developing maribavir for the prevention and treatment of cytomegalovirus, or CMV, disease, and HCV-796 for the treatment of hepatitis C virus, or HCV, infection. We have licensed the U.S. and Canadian rights for a third product candidate, an intranasal formulation of pleconaril, to Schering-Plough for the treatment of picornavirus infections.

We intend to evaluate in-licensing or other opportunities to acquire products in development, or those that are currently on the market. We plan to seek products for diseases treated by physician specialists and in hospital settings to complement the markets that we hope our CMV and HCV programs will serve or in which Vancocin is prescribed.

We were incorporated in Delaware in September 1994 and commenced operations in December 1994. Our executive offices are located at 397 Eagleview Boulevard, Exton, Pennsylvania 19341, our telephone number is 610-458-7300 and our website address is www.viropharma.com. Information contained on our website does not constitute part of this prospectus supplement.

The Offering

We provide the following summary of the terms of the notes solely for your convenience. This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of the notes, see the section entitled “Description of the Notes” in this prospectus supplement. With respect to the discussion of the terms of the notes on the cover page, in this section and in the section entitled “Description of the Notes,” the words “we,” “our,” “us” and the “Company” refer only to ViroPharma Incorporated and not to any of its subsidiaries.

Issuer	ViroPharma Incorporated

Notes Offered

$200,000,000 in aggregate principal amount of     % Convertible Senior Notes due 2017, which may be increased up to $230,000,000 in principal amount of the notes if the underwriters exercise their overallotment option in full.

Maturity Date	March 15, 2017, unless earlier repurchased or converted.

Interest	% per year payable semiannually in arrears in cash on March 15 and September 15 of each year, beginning September 15, 2007.

Ranking

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior debt and senior to all of our subordinated debt. The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral. As of December 31, 2006, we did not have any outstanding indebtedness, other than trade and other payables.

As of December 31, 2006, our subsidiaries did not have any outstanding liabilities, including trade and other payables. The indenture for the notes does not restrict us or our subsidiaries from incurring debt or other liabilities, including secured debt. Our subsidiaries will not guarantee any of our obligations under the notes.

Conversion Rights

Holders may convert their notes prior to the close of business on the scheduled trading day immediately preceding December 15, 2016 in multiples of $1,000 in principal amount, at the option of the holder, under the following circumstances:

•

during the five business-day period after any five consecutive trading day period (the “measurement period”) in which the trading price per note for each trading day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day;

•

during any calendar quarter (and only during such quarter) after the calendar quarter ending June 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

•	upon the occurrence of specified events described below under “Description of the Notes—Conversion Rights— Conversion upon Specified Corporate Events.”

At the option of the holder, regardless of the foregoing circumstances, holders may convert their notes, in multiples of $1,000 in principal amount, at any time on or after December 15, 2016 through the third scheduled trading day immediately preceding the maturity date of the notes.

The initial conversion rate for the notes will be              shares of common stock per $1,000 in principal amount of notes, which is equivalent to an initial conversion price of approximately $             per share of common stock, subject to adjustment.

In addition, if a “fundamental change” (as defined herein) occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change as described under “Description of the Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” No adjustment to the conversion rate will be made if the stock price is less than $             or if the stock price exceeds $             (in each case, subject to adjustment).

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the shares of our common stock delivered to you upon conversion (or, upon our election of net share settlement as described below, cash and shares of our common stock, if any).

Settlement Upon Conversion

Unless we have irrevocably elected the net share settlement of the notes as described under “Description of the Notes—Irrevocable Election of Net Share Settlement,” upon conversion we will deliver, on the third VWAP trading day following the related conversion date (or, with respect to any conversion date occurring on or after the 30th scheduled trading day prior to the maturity date of the notes, on the third VWAP trading day following the last VWAP trading day of the final observation period (as described under “Description of the Notes—Conversion Rights—Payment upon Conversion” below)), a number of shares of our common stock equal to the conversion rate on the related conversion date for each $1,000 principal amount of notes. We will deliver cash in lieu of any fractional shares of our common stock based on the last reported sale price of our common stock on the related conversion date (or such VWAP trading day).

However, if, at any time on or prior to the 35th scheduled trading day preceding the maturity date of the notes, we irrevocably elect net share settlement with respect to all the conversions occurring after the date of our election, we will deliver cash and shares of our common stock, if any, as follows. We will pay, with respect to each VWAP trading day in the related 25 VWAP trading day observation period, an amount in cash equal to the “principal portion” (defined as the lesser of (i) $40 and (ii) the daily conversion value of the notes converted) on the third VWAP trading day following the last VWAP trading day of such observation period, all calculated as described under “Description of the Notes—Conversion Rights—Payment upon Conversion after Irrevocable Election of Net Share Settlement.” If the daily conversion value exceeds $40 on any VWAP trading day during the relevant 25 VWAP trading day observation period, in addition to paying the principal portion of the converted notes for such VWAP trading day, we will also deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described under “Description of the Notes—Conversion Rights—Payment upon Conversion after Irrevocable Election of Net Share Settlement.” We will also deliver cash in lieu of any fractional shares of our common stock based on the daily VWAP of our common stock on the last VWAP trading day of the related observation period.

We may irrevocably renounce this right to elect net share settlement of the notes at any time prior to the 35th scheduled trading day preceding the maturity date of the notes.

Sinking Fund	None.

Optional Redemption by the Company	The notes may not be redeemed by us prior to the maturity date.

Fundamental Change Repurchase Right of Holders

Subject to certain exceptions, if we undergo a fundamental change you will have the option to require us to repurchase all or any portion of your notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the fundamental change repurchase date. We will pay cash for all notes so repurchased.

Events of Default

Except as noted below, if an event of default on the notes occurs, the principal amount of the notes, plus accrued and unpaid interest thereon, if any, may be declared immediately due and payable, subject to certain conditions set forth in the indenture. If the event of default relates to our failure to comply with the reporting obligations in the indenture, at our option, the sole remedy for the first 60 days following such event of default consists exclusively of the right to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes. The notes will automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us.

No Prior Market

The notes will be new securities for which there is currently no market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and may discontinue market-making at any time without notice. We do not intend to list the notes on any exchange or automated quotation system. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.

NASDAQ Global Select Market Symbol for Our Common Stock	Our common stock is listed on the NASDAQ Global Select Market under the symbol “VPHM.”

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting the underwriters’ discounts and estimated offering expenses payable by us of approximately $             million, will be approximately $             million (or approximately $             million if the underwriters exercise their overallotment option in full).

We intend to use a portion of the net proceeds of this offering, and of the warrants that we expect to sell to one or more counterparties, which may include certain of the underwriters and/or their affiliates (the “counterparties”), to pay the cost of the convertible note hedge transactions that we expect to enter into with the same counterparties. We estimate that the cost of the convertible note hedge transactions that is not covered by the proceeds from the sale of the warrants will be approximately $            . If the underwriters exercise their overallotment option to purchase additional notes, we intend to sell additional warrants and to use a portion of the proceeds from the sale of the additional notes and from the sale of additional warrants to increase the size of the convertible note hedge transactions.

In addition, we intend to apply the net proceeds from this offering of approximately $             for working capital and general corporate purposes. We also may use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products. While we evaluate acquisition, licensing, investment and similar opportunities and engage in related discussions from time to time, we currently have no material agreements or commitments with respect to any such acquisition, license or investment.

Convertible Note Hedge and Warrant Transactions

In connection with this offering, we intend to enter into one or more convertible note hedge transactions with the counterparties described above. These transactions are expected to reduce the potential dilution upon conversion of the notes. We also intend to sell warrants to the counterparties. The warrants could have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the strike price of the warrants. We intend to use approximately $             million of the proceeds from this offering to pay the net cost of the convertible note hedge transactions that is not covered by the proceeds from the sale of the warrants. If the underwriters exercise their option to purchase additional notes, we intend to sell additional warrants and to use a portion of the proceeds from the sale of the additional notes and the sale of the additional warrants to increase the size of the convertible note hedge transactions.

In connection with establishing their initial hedge of these transactions, the counterparties (and/or their affiliates) may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes.

These activities could have the effect of increasing or preventing a decline in the value of our common stock concurrently with or following the pricing of the notes.

In addition, the counterparties (and/or their affiliates) may modify their hedge positions following the pricing of the notes from time to time by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions (including on and after the 27th scheduled trading day prior to the maturity of the notes and during any observation period related to the conversion of the notes), which could adversely impact the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

United States Federal Income Tax Considerations

You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the notes and the common stock into which the notes may be converted in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain U.S. Federal Income Tax Considerations.”

See “Risk Factors” for a discussion of factors that should be considered with respect to an investment in our securities.

Summary Financial Data

The financial data presented below are derived from our consolidated financial statements which have been audited. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Consolidated Financial Statements and the notes thereto and the other financial information incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2006.

	Year Ended December 31,
	2006	2005	2004
	(in thousands, except per share amounts)
Statement of Operations Data:
Net product sales	$166,617	$125,853	$8,348
Total revenues	167,181	132,417	22,389
Operating expenses:
Cost of sales	18,984	18,029	1,717
Research and development	19,162	10,610	16,388
Marketing, general and administrative	24,560	10,475	15,643
Intangible amortization and acquisition of technology rights	5,669	5,158	650

Total operating expenses	68,375	44,272	34,398

Operating income (loss)	98,806	88,145	(12,009)
Interest income	9,853	2,008	1,080
Interest expense	686	11,304	10,320
Income tax expense (benefit)	41,862	(37,805)	—

Net income (loss) from continuing operations	$66,666	$113,705	$(19,534)

Net income (loss) per share from continuing operations:
Basic	$0.97	$2.56	$(0.73)
Diluted	$0.95	$2.02	$(0.73)
Shares used in computing net income (loss) per share from continuing operations:
Basic	68,990	44,334	26,578
Diluted	70,338	57,610	26,578

		As of December 31,
		2006	2005
Balance sheet data:
Cash, cash equivalents and short-term investments(1)		$255,409	$233,413
Working capital		266,443	166,666
Total assets		429,694	435,525
Long-term debt		—	—
Total stockholders’ equity		411,899	326,977

(1)	Cash, cash equivalents and short-term investments includes $9.0 million in restricted cash at December 31, 2004, which became unrestricted in 2005.

RISK FACTORS

You should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes and the common stock into which the notes, in certain circumstances, are convertible. These risks are not the only ones we face. The trading price of the notes and the common stock into which the notes, under certain circumstances, are convertible could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and in the documents incorporated herein by reference.

Risks Relating to the Company

We depend heavily on the continued sales of Vancocin.

If revenue from Vancocin materially declines, our financial condition and results of operations will be materially harmed because, other than potential royalties and milestone payments, sales of Vancocin may be our only source of revenue for at least the next several years. Vancocin product sales could be adversely affected by a number of factors, including:

•

the development and approval of competitive generic versions of oral Vancocin, approval of products which are currently marketed for other indications by other companies or new pharmaceuticals and technological advances to treat the conditions addressed by Vancocin;

•

manufacturing or supply interruptions, including, difficulties encountered in qualifying a third party supply chain, which could impair our ability to acquire an adequate supply of Vancocin to meet demand for the product;

•	changes in the prescribing or procedural practices of physicians in the areas of infectious disease, gastroenterology and internal medicine, including off-label prescribing of other products;

•	decreases in the rate of infections for which Vancocin is prescribed;

•	decrease in the sensitivity of the relevant bacterium to Vancocin;

•	changes in terms required by wholesalers, including “fee-for-service” contracts;

•	marketing or pricing actions by one or more of our competitors;

•	our ability to maintain all necessary contracts or obtain all necessary rights under applicable federal and state rules and regulations;

•	the approval of legislative proposals that would authorize re-importation of Vancocin into the U.S. from other countries;

•	regulatory action by the FDA and other government regulatory agencies;

•	changes in the reimbursement or substitution policies of third-party payors or retail pharmacies; and

•	product liability claims.

We cannot assure you that revenues from the sale of Vancocin will remain at or above current levels or achieve the level of net product sales that we expect. A decrease in sales of Vancocin could result in our inability to maintain profitability and could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Core patent protection for Vancocin has expired, which could result in significant competition from generic products and lead to a significant reduction in sales of Vancocin.

The last core patent protecting Vancocin expired in 1996. As a result, there is a potential for significant competition from generic products that treat the same conditions addressed by Vancocin. Such competition could result in a significant reduction in sales of Vancocin. We believe that regulatory hurdles (notwithstanding the recent actions taken by the FDA’s Office of Generic Drugs, Center for Drug Evaluation and Research (“OGD”), which we describe in more detail below and which we are vigorously opposing), as well as product manufacturing trade secrets, know-how and related non-patent intellectual property, may present barriers to market entry of generic competition. However, there can be no assurance that these barriers will actually delay or prevent generic competition. The effectiveness of these non-patent-related barriers to competition will depend primarily upon:

•	the current or future regulatory approval requirements for any generic applicant.

•	the complexities of the manufacturing process for a competitive product;

•	the nature of the market which Vancocin serves and the position of Vancocin in the market from time to time;

•	the growth of the market which Vancocin serves; and

•	our ability to protect Vancocin know-how as a trade secret.

We cannot assure you that generic competitors will not take advantage of the absence of patent protection for Vancocin to attempt to develop a competing product. We have become aware of information suggesting that other potential competitors are attempting to develop a competing generic product. We are not able to predict the time period in which a generic drug may enter the market, as this timing will be affected by a number of factors, including:

•	whether an in-vitro method of demonstrating bioequivalence is available to an applicant to gain marketing approval by the FDA in lieu of performing clinical studies;

•	the nature of any clinical trials which are required, if any;

•	whether a generic drug application is afforded an accelerated review time by the FDA;

•	the specific formulation of drug for which approval is being sought; and

•	the time required to develop appropriate manufacturing procedures.

On March 17, 2006, we learned that the OGD changed its approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vivo bioequivalence testing for vancomycin hydrochloride capsules. Specifically, we were informed that a generic applicant may be able to request such a waiver provided that dissolution testing demonstrates that the test product is rapidly dissolving at certain specified conditions. This deviates from our understanding of OGD’s historical practices which would require, for a poorly-absorbed, locally acting gastrointestinal drug (such as Vancocin) a demonstration of bioequivalence through clinical studies or a demonstration of bioequivalence using an appropriately validated in-vivo methodology.

On March 17, 2006 we filed a Petition for Stay of Action with the FDA regarding the requirements for waivers of in-vivo bioequivalence testing for Vancocin, and we amended that petition on March 30, 2006. In May 2006 and June 2006 we made additional filings in support of our opposition to any approach that does not require rigorous scientific methods to demonstrate a rate and extent of drug release to the site of action consistent with good medicine and science. In the event the OGD’s revised approach regarding the conditions that must be met in order for a generic drug applicant to request a waiver of in-vitro bioequivalence testing for Vancocin remains in effect, the time period in which a generic competitor may enter the market would be reduced.

If a generic competitor were to formulate a competing product that was approved by the FDA and that gained market acceptance, it would have a material adverse effect on our sales of Vancocin and on our business.

We do not know whether Vancocin will continue to be competitive in the markets which it serves.

We currently generate revenues from sales of Vancocin in the U.S. for the treatment of antibiotic-associated pseudomembranous colitis caused by Clostridium difficile, or C. difficile, and enterocolitis caused by S. aureus, including methicillin-resistant strains. Vancocin sales for treatment of antibiotic-associated pseudomembranous colitis caused by C. difficile have increased over the past 12 months; however, Vancocin’s share of the U.S. market for this indication may decrease due to competitive forces and market dynamics, including an increase in the oral use of intravenous vancomycin. Metronidazole, a generic product, is regularly prescribed to treat C. difficile associated disease, or CDAD, at costs which are substantially lower than for Vancocin. In addition, products which are currently marketed for other indications by other companies may also be prescribed to treat this indication. Other drugs that are in development by our competitors, including Genzyme Corporation, Oscient Pharmaceuticals, Salix Pharmaceuticals and Optimer Pharmaceuticals, could be found to have competitive advantages over Vancocin. Approval of new products, or expanded use of currently available products, to treat CDAD, and particularly severe disease caused by C. difficile infection, could materially and adversely affect our sales of Vancocin.

We rely on a single third party to perform the distribution and logistics services for Vancocin.

We rely on a single third party to provide all necessary distribution and logistics services with respect to our sales of Vancocin, including warehousing of finished product, accounts receivable management, billing, collection and recordkeeping. If our third party ceases to be able to provide us with these services, or does not provide these services in a timely or professional manner, it could significantly disrupt our commercial operations, and may result in our not achieving the sales of Vancocin that we expect. Additionally, any interruption to these services could cause a delay in delivering product to our customers, which could have a material adverse effect on our business.

The third party service provider stores and distributes our products from a single warehouse located in the central U.S. A disaster occurring at or near this facility could materially and adversely impact our ability to supply Vancocin to our wholesalers which would result in a reduction in revenues from sales of Vancocin.

Our sales are mainly to a limited number of pharmaceutical wholesalers, and changes in terms required by these wholesalers or disruptions in these relationships could result in us not achieving the sales of Vancocin that we expect.

Approximately 90% of our Vancocin sales are to the three largest pharmaceutical wholesalers. If any of these wholesalers ceases to purchase our product for any reason, then unless and until the remaining wholesalers increase their purchases of Vancocin or alternative distribution channels are established:

•	our commercial operations could be significantly disrupted;

•	the availability of Vancocin to patients could be disrupted; and

•	we may not achieve the sales of Vancocin that we expect, which could decrease our revenues and potentially affect our ability to maintain profitability.

We are aware that wholesalers have, in the past, entered into fee-for-service agreements with pharmaceutical companies in connection with the distribution of their products. Although we do not currently have such agreements in place with our wholesalers, our entering into fee-for-service arrangements with wholesalers could result in higher costs to us and adversely affect our product margins. Additionally, we do not require collateral from our wholesalers but rather maintain credit limits and as a result we have an exposure to credit risk in our accounts receivable. The highest account receivable we have experienced from any one wholesaler was approximately $13 million and we anticipate that this amount could increase if Vancocin sales continue to increase. While we have experienced prompt payment by wholesalers and have not had any defaults on payments owed, a default by a large wholesaler could have a material adverse effect on our earnings.

If our supplies of Vancocin API or finished product or any other approved products are interrupted or if we are unable to acquire adequate supplies of Vancocin or any other approved products to meet increasing demand for the products, our ability to maintain our inventory levels could suffer and future revenues may be delayed or reduced.

We attempt to maintain Vancocin inventory levels to meet our current projections, plus a reasonable stock in excess of those projections. Any interruption in the supply of Vancocin finished products could hinder our ability to timely distribute Vancocin and satisfy customer demand. If we are unable to obtain adequate product supplies to satisfy our customers’ orders, we may lose those orders, our customers may cancel other orders, and they may choose instead to stock and purchase competing products. This in turn could cause a loss of our market share and negatively affect our revenues. Supply interruptions may occur and our inventory may not always be adequate. We ceased purchasing Vancocin capsules from Eli Lilly & Co. in July 2006. In December 2005, we entered into agreements with OSG Norwich for the manufacture of finished product and in March 2006 we received the required regulatory approvals for the Vancocin finished product manufactured by OSG Norwich. In April 2006 we entered a supply agreement with the API manufacturer to act as our new source of Vancocin API, and we also entered into an additional manufacturing agreement with OSG Norwich relating to a scaled-up manufacturing process.

We commenced purchasing all Vancocin API and finished goods to satisfy our needs from these parties during the second quarter of 2006. However, we cannot assure you that there will be no disruption in the availability of sufficient supply to meet the demand for Vancocin.

Our third party API supplier and finished product supplier are the only manufacturers qualified by the FDA to manufacture API and Vancocin capsule finished product for distribution and sale in the U.S. We are therefore dependent upon one API supplier and one finished product supplier. Numerous factors could cause interruptions in the supply of our Vancocin finished products or other approved products, including manufacturing capacity limitations, changes in our sources for manufacturing, our failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials. Lilly experienced a supply interruption during 2002 due to changes in quality standards for Vancocin and its components and there is no assurance that we will not experience similar or dissimilar supply interruptions. In addition, any commercial dispute with any of our suppliers could result in delays in the manufacture of our product, and affect our ability to commercialize our products.

We cannot be certain that manufacturing sources will continue to be available or that we can continue to out-source the manufacturing of our products on reasonable or acceptable terms. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect our inventories and supply of products available for sale. If we are unable to supply sufficient amounts of our products on a timely basis, our market share could decrease and, correspondingly, our revenues would decrease.

We maintain business interruption insurance which could mitigate some of our loss of income in the event of certain covered interruptions of supply. However, this insurance coverage is unlikely to completely mitigate the harm to our business from the interruption of the manufacturing of products. The loss of a manufacturer could still have a negative effect on our sales, margins and market share, as well as our overall business and financial results.

We currently depend, and will in the future continue to depend, on third parties to manufacture our products, including Vancocin and our product candidates. If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our future revenues may be materially adversely affected.

We do not have the internal capability to manufacture commercial quantities of pharmaceutical products under the FDA’s current Good Manufacturing Practice regulations, or cGMPs. In order to continue to develop products, apply for regulatory approvals and commercialize our products, we will need to contract with third parties that have, or otherwise develop, the necessary manufacturing capabilities.

There are a limited number of manufacturers that operate under cGMPs that are capable of manufacturing our products and product candidates. If we are unable to enter into supply and processing contracts with any of these manufacturers or processors for our development stage product candidates, there may be additional costs and delays in the development and commercialization of these product candidates. If we are required to find an additional or alternative source of supply, there may be additional costs and delays in the development or commercialization of our product candidates. Additionally, the FDA inspects all commercial manufacturing facilities before approving a new drug application, or NDA, for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass this FDA inspection, the approval and eventual commercialization of our products and product candidates may be delayed.

All of our contract manufacturers must comply with the applicable cGMPs, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. If our contract manufacturers do not comply with the applicable cGMPs and other FDA regulatory requirements, the availability of marketed products for sale could be reduced, our product commercialization could be delayed or subject to restrictions, we may be unable to meet demand for our products and may lose potential revenue and we could suffer delays in the progress of clinical trials for products under development. We do not have control over our third-party manufacturers’ compliance with these regulations and standards. Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the product, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

If we encounter delays or difficulties with contract manufacturers, packagers or distributors, market introduction and subsequent sales of our products could be delayed. If we change the source or location of supply or modify the manufacturing process, FDA and other regulatory authorities will require us to demonstrate that the product produced by the new source or location or from the modified process is equivalent to the product used in any clinical trials that were conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply, or use the modified process, we may incur substantial expenses in order to ensure equivalence, and it may harm our ability to generate revenues.

If we, or our manufacturers, are unable to obtain raw and intermediate materials needed to manufacture our products in sufficient amounts or on acceptable terms, we will incur significant costs and sales of our products would be delayed or reduced.

We, or the manufacturers with whom we contract, may not be able to maintain adequate relationships with current or future suppliers of raw or intermediate materials for use in manufacturing our products or product candidates. If our current manufacturing sources and suppliers are unable or unwilling to make these materials available to us, or our manufacturers, in required quantities or on acceptable terms, we would likely incur significant costs and delays to qualify alternative manufacturing sources and suppliers. If we are unable to identify and contract with alternative manufacturers when needed, sales of our products would be delayed or reduced and will result in significant additional costs.

Our future product revenues from sales of Vancocin could be reduced by imports from countries where Vancocin is available at lower prices.

Vancocin has been approved for sale outside of the U.S., including but not limited to Canada, Brazil and Europe, and Lilly or its licensees will continue to market Vancocin outside of the U.S. There have been cases in which pharmaceutical products were sold at steeply discounted prices in markets outside the U.S. and then imported to the United States where they could be resold at prices higher than the original discounted price, but lower than the prices commercially available in the U.S. If this happens with Vancocin our revenues would be adversely affected. Additionally, there are non-U.S., Internet-based companies supplying Vancocin directly to patients at significantly reduced prices.

In recent years, various legislative proposals have been offered in the U.S. Congress and in some state legislatures that would authorize re-importation of pharmaceutical products into the U.S. from other countries including Canada. We cannot predict the outcome of such initiatives, which if adopted, could result in increased competition for our products and lower prices.

Orders for Vancocin may fluctuate depending on the inventory levels held by our major customers. Significant increases and decreases in orders from our major customers could cause our operating results to vary significantly from quarter to quarter.

Our customers for Vancocin include some of the nation’s leading wholesale pharmaceutical distributors. We attempt to monitor wholesaler inventory of our products using a combination of methods, including tracking prescriptions filled at the pharmacy level to determine inventory amounts sold from the wholesalers to their customers. In addition, during the second quarter of 2006, we began receiving inventory data from two of our three largest wholesalers. We do not independently verify this data. However, our estimates of wholesaler inventories may differ significantly from actual inventory levels. We may not be able to continue to receive inventory data from the wholesalers in the future. In the event we are no longer able to receive inventory data from the wholesalers, we will have to rely on other methods of estimating the levels of inventory held by wholesalers which may be less accurate than receiving the data directly from wholesalers. Significant differences between actual and estimated inventory levels may result in excessive inventory production, inadequate supplies of products in distribution channels, insufficient or excess product available at the retail level, and unexpected increases or decreases in orders from our major customers. Forward-buying by wholesalers, for example, may result in significant and unexpected changes in customer orders from quarter to quarter. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or projections. If our financial results are below expectations for a particular period, the market price of our securities may drop significantly.

Historically, Vancocin has been subject to limitations on the amount of payment and reimbursement available to patients from third party payors.

Historically, only a portion of the cost of Vancocin prescriptions is paid for or reimbursed by managed care organizations, government and other third-party payors. This reimbursement policy makes Vancocin less attractive, from a net-cost perspective, to patients and, to a lesser degree, prescribing physicians. For example, metronidazole, a drug frequently prescribed for CDAD, is significantly less expensive than Vancocin. If adequate reimbursement levels are not provided for Vancocin, or if reimbursement policies increasingly favor other products, our market share and gross product margins could be negatively affected, as could our overall business and financial condition.

Our long-term success depends upon our ability to develop, receive regulatory approval for and commercialize drug product candidates and if we are not successful, our ability to generate revenues from the commercialization and sale of products resulting from our product candidates will be limited.

All of our drug candidates will require governmental approvals prior to commercialization. We have not completed the development of or received regulatory approval to commercialize any of our existing product candidates. Our failure to develop, receive regulatory approvals for and commercialize our development stage product candidates successfully will prevent us from generating revenues from the sale of products resulting from our product candidates. Our product candidates are in the development stage and may not be shown to be safe or effective. We initiated our phase 3 program for maribavir in September 2006 and our phase 2 program with Wyeth for HCV-796 in October 2006. While our phase 2 data for maribavir and phase 1b data for HCV-796 were positive, these drug product candidates will require significant additional development efforts and regulatory approvals prior to any commercialization. The primary end point for our phase 3 studies with maribavir is different than the end point used in our phase 2 stem cell transplant study. Moreover, we expect to initiate an additional phase 3 study in liver transplant patients, a population that we have never studied. Larger clinical trials will be required in order to achieve regulatory approvals for HCV-796. The results of these additional studies of maribavir and HCV-796 may be inconsistent with the results from previous studies and may not support further clinical development. We cannot be certain that our efforts and the efforts of our partners in this regard will lead to commercially viable products. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval, cause us to perform additional studies or to file for a narrower indication than planned. We do not know what the final cost to manufacture product candidates in commercial quantities will be, or the dose required to treat patients and, consequently, what the total cost of goods for a treatment regimen will be.

If we are unable to successfully develop our product candidates, we will not have a source of revenue other than Vancocin. Moreover, the failure of one or more of our product candidates in clinical development could harm our ability to raise additional capital.

The development of any of our product candidates is subject to many risks, including that:

•	the product candidate is found to be ineffective or unsafe;

•	the clinical test results for the product candidate delay or prevent regulatory approval;

•	the FDA forbids us to initiate or continue testing of the product candidates in human clinical trials;

•	the product candidate cannot be developed into a commercially viable product;

•	the product candidate is difficult and/or costly to manufacture;

•	the product candidate later is discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims;

•	third party competitors hold proprietary rights that preclude us from marketing the product candidate; and

•	third party competitors market a more clinically effective, safer, or more cost-effective product.

Even if we believe that the clinical data demonstrates the safety and efficacy of a product candidate, regulators may disagree with us, which could delay, limit or prevent the approval of such product candidate. As a result, we may not obtain regulatory approval, or even if a product is approved, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of the product. In addition, regulatory approval may take longer than we expect as a result of a number of factors, including failure to qualify for priority review of our application. All statutes and regulations governing the approval of our product candidates are subject to change in the future. These changes may increase the time or cost of regulatory approval, limit approval, or prevent it completely.

Even if we receive regulatory approval for our product candidates, or acquire the rights to additional already approved products, the later discovery of previously unknown problems with a product, manufacturer or facility may result in adverse consequences, including withdrawal of the product from the market. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and may be subject to continuous review.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates.

We have product candidates for the prevention and treatment of CMV and treatment of HCV in clinical development. Schering-Plough is conducting the clinical development of pleconaril. We must complete significant laboratory, animal and clinical testing on these product candidates before we submit marketing applications in the U.S. and abroad.

The rate of completion of clinical trials depends upon many factors, including the rates of initiation of clinical sites and enrollment of patients. For example, our enrollment of patients in our phase 2 clinical trial for maribavir was impacted by our ability to identify and successfully recruit a sufficient number of patients who have undergone allogeneic hematopoietic stem cell/bone marrow transplantation. Our phase 3 studies for maribavir will require substantially more clinical sites and patients than were required for the phase 2 studies, and many of these clinical sites and patients are expected to be in Europe. We do not have extensive experience in executing clinical trials in Europe. We also expect to initiate a second phase 3 study of maribavir in solid organ transplant patients. We have never conducted clinical studies in this population. If we are unable to initiate a sufficient number of clinical sites and accrue sufficient clinical patients who are eligible to participate in the trials during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. In addition, the FDA, Independent Safety Monitoring Boards or Institutional Review Boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. We expect to submit a NDA filing in 2009 for maribavir. However, we may be unable to submit a NDA to the FDA for our product candidates within the timeframe we currently expect.

Once a NDA is submitted, it must be approved by the FDA before we can commercialize the product described in the application. The cost of human clinical trials varies dramatically based on a number of factors, including:

•	the order and timing of clinical indications pursued;

•	the extent of development and financial support from corporate collaborators;

•	the number of patients required for enrollment;

•	the length of time required to enroll these patients;

•	the costs and difficulty of obtaining clinical supplies of the product candidate; and

•	the difficulty in obtaining sufficient patient populations and clinicians.

Even if we obtain positive preclinical or clinical trial results in initial studies, future clinical trial results may not be similarly positive. As a result, ongoing and contemplated clinical testing, if permitted by governmental authorities, may not demonstrate that a product candidate is safe and effective in the patient population and for the disease indications for which we believe it will be commercially advantageous to market the product. The failure of our clinical trials to demonstrate the safety and efficacy of our product candidate for the desired indications could delay the commercialization of the product.

In 2003, Congress enacted the Pediatric Research Equity Act requiring the development and submission of pediatric use data for new drug products. Our failure to obtain these data, or to obtain a deferral of, or exemption from, this requirement could adversely affect our chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions.

Even after regulatory approval is received, as with Vancocin, if we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market.

Vancocin is, and any other product for which we obtain marketing approval from the FDA or other regulatory authority will be, along with the manufacturing processes, post-approval clinical data collection and promotional activities for each such product, subject to continual review and periodic inspection by the FDA and other regulatory bodies. After approval of a product, we will have, and with Vancocin, we currently have, significant ongoing regulatory compliance obligations. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in penalties or other actions, including:

•	warning letters;

•	fines;

•	product recalls;

•	withdrawal of regulatory approval;

•	operating restrictions, including restrictions on such products or manufacturing processes;

•	disgorgement of profits;

•	injunctions; and

•	criminal prosecution.

Any of these events could result in a material adverse effect on our revenues and financial condition.

There are many potential competitors with respect to our product candidates under development, who may develop products and technologies that make ours non-competitive or obsolete.

There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions, engaged in developing pharmaceuticals for applications similar to those targeted by our products under development.

There are products already marketed by F. Hoffman La-Roche, AstraZeneca and Gilead Sciences Inc. for the prevention and treatment of CMV and Schering-Plough and F. Hoffman La-Roche for the treatment of HCV. We are aware of a number of other companies which have compounds in various stages of clinical development for the treatment of HCV. Developments by these or other entities may render our product candidates non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do for our product candidates. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacturing and marketing of products.

Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly, important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection. Our products could also be rendered obsolete or uneconomical by regulatory or competitive changes.

In order to continue to expand our business and sustain our revenue growth, we will need to acquire additional marketed products or product candidates in clinical development through in-licensing or the acquisitions of businesses that we believe are a strategic fit with us. We may not be able to in-license or acquire suitable products at an acceptable price or at all. In addition, engaging in any in-licensing or acquisitions will incur a variety of costs, and we may never realize the anticipated benefits of any such in-license or acquisition.

As part of our long-term strategy and in order to sustain our revenue growth, we intend to seek to acquire or in-license additional products or product candidates in clinical development to treat the patient population targeted by Vancocin and our current product candidates, or products / product candidates in clinical development to treat other diseases for which patients are treated by physician specialists or in hospital settings. Even if we are able to locate products, product candidates in clinical development or businesses that fit within our strategic focus, we cannot assure you that we will be able to negotiate agreements to acquire or in-license such additional products or product candidates in clinical development on acceptable terms or at all. Further, if we acquire a product, product candidates in clinical development or business, the process of integrating the acquired product, product candidates in clinical development or business may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. We may fund any future acquisition by issuing equity or debt securities, which could dilute the ownership percentages of our existing stockholders. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed.

We cannot assure you that an acquired product, product candidates in clinical development or business will have the intended effect of helping us to sustain our revenue growth. If we are unable to do so, our business could be materially adversely affected.

Any of our future products may not be accepted by the market, which would harm our business and results of operations.

Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance by patients, prescribers and third-party payors. As a result, we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:

•	the receipt and timing of regulatory approvals, and the scope of marketing and promotion activities permitted by such approvals (e.g., the “label” for the product approved by the FDA);

•	the availability of third-party reimbursement from payors such as government health programs and private health insurers;

•

the establishment and demonstration in the medical community, such as doctors and hospital administrators, of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing treatment alternatives, if any;

•	the effectiveness of the sales and marketing force that may be promoting our products; and

•	the effectiveness of our contract manufacturers.

If our product candidates do not achieve market acceptance by a sufficient number of patients, prescribers and third-party payors, our business will be materially adversely affected.

We have limited sales and marketing infrastructure and if we are unable to develop our own sales and marketing capability we may be unsuccessful in commercializing our products.

Under our agreement with GSK, we have the exclusive right to market and sell maribavir throughout the world, other than Japan. Under our agreement with Wyeth, we have the right to co-promote HCV products arising from our collaboration in the U.S. and Canada. Schering-Plough is solely responsible for the marketing, promotion and sale of intranasal pleconaril following its approval.

We currently have a limited marketing staff and no sales staff. As a result of our acquisition of Vancocin, we established a small group of regional medical scientists and commenced medical education programs. The development of a marketing and sales capability for our marketed product, product candidates in clinical development, or for products that we may acquire if we are successful in our business development efforts, could require significant expenditures, management resources and time. We may be unable to build a marketing and sales capability, the cost of establishing such a marketing and sales capability may exceed any product revenues, and our marketing and sales efforts may be unsuccessful. We may not be able to find a suitable sales and marketing partner for our other product candidates. If we are unable to successfully establish a sales and marketing capability in a timely manner or find suitable sales and marketing partners, our business and results of operations will be harmed. Even if we are able to develop a sales force or find a suitable marketing partner, we may not successfully penetrate the markets for any of our proposed products.

We depend on collaborations with third parties, which may reduce our product revenues or restrict our ability to commercialize products, and also ties our success to the success of our collaborators.

We have entered into, and may in the future enter into additional, sales and marketing, distribution, manufacturing, development, licensing and other strategic arrangements with third parties. For example, in November 2004, we announced that we entered into a license agreement with Schering-Plough under which Schering-Plough assumed responsibility for all future development and commercialization of pleconaril. Sanofi-Aventis also has exclusive rights to market and sell pleconaril in countries other than the U.S. and Canada for which we will receive a royalty. Schering-Plough will receive a portion of any royalty payments made to us under our license agreement with Sanofi-Aventis for rights to pleconaril.

In August 2003, we entered into a license agreement with GSK under which we acquired exclusive worldwide rights, excluding Japan, from GSK to develop and commercialize an antiviral compound, maribavir, for the prevention and treatment of CMV infections related to transplant, including solid organ and hematopoietic stem cell / bone marrow transplantation, congenital transmission, and in patients with HIV infection. GSK retained the exclusive right to market and sell products covered by these patents and patent applications in Japan.

In December 1999, we entered into an agreement with Wyeth to develop jointly products for use in treating the effects of HCV in humans. Under the agreement, we exclusively licensed to Wyeth worldwide rights under patents and know-how owned by us or created under the agreement. While we have the right to co-promote these products in the U.S. and Canada, Wyeth has the exclusive right to promote these products elsewhere in the world, for which we will receive a royalty. Wyeth also has the exclusive right to manufacture any commercial products developed under the agreement.

If any of Wyeth, Schering-Plough or Sanofi-Aventis do not successfully market and sell products in their respective territories, we will not receive revenue from royalties on their sales of products.

We are currently engaged in additional discussions relating to other arrangements. We cannot be sure that we will be able to enter into any such arrangements with third parties on terms acceptable to us or at all. Third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us. Our ultimate success may depend upon the success of our collaborators. We have obtained from Sanofi-Aventis and GSK, and will attempt to obtain in the future, licensed rights to certain proprietary technologies and compounds from other entities, individuals and research institutions, for which we may be obligated to pay license fees, make milestone payments and pay royalties. In addition, we may in the future enter into collaborative arrangements for the marketing, sales and distribution of our product candidates, which may require us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our drug candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties will fulfill their obligations in a manner consistent with our best interests. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees or others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. In addition, our current strategic arrangements may not continue and we may be unable to enter into future collaborations. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

Two of our current product candidates are based on intellectual property that we have licensed from Sanofi-Aventis and GSK. Another clinical development program involves a joint development program with Wyeth pursuant to which we licensed to Wyeth worldwide rights within a certain field under patents and know-how owned by us or created under the agreement. We depend, and will continue to depend, on these license agreements. All of our license agreements may be terminated if, among other events, we fail to satisfy our obligations as they relate to the development of the particular product candidate. All of our license agreements, other than the agreements with Lilly regarding Vancocin, may also be terminated if we breach that license agreement and do not cure the breach within specified time periods or in the event of our bankruptcy or liquidation. Our agreement with Lilly permits it to suspend the licenses granted to us by Lilly in the event of uncured defaults by us until such time as the default is cured or otherwise resolved.

Our license agreement with GSK imposes various obligations on us, including milestone payment requirements and royalties. If we fail to comply with these obligations, GSK has or may have the right to terminate the license, in which event we would not be able to market products covered by the license.

Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any of the particular product candidates. These disputes could lead to delays in or termination of the development, manufacture and commercialization of our product candidates or to litigation.

Many other entities seek to establish collaborative arrangements for product research and development, or otherwise acquire products, in competition with us.

We face competition from large and small companies within the pharmaceutical and biotechnology industry as well as public and private research organizations, academic institutions and governmental agencies in acquiring products and establishing collaborative arrangements for product development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand further our pipeline through the in-license or acquisition of additional products in clinical development, or that are currently on the market. Moreover, while it is not feasible to predict the actual cost of acquiring additional product candidates, that cost could be substantial. We may need additional financing in order to acquire additional new products.

Even if we are successful in maintaining or increasing Vancocin revenues, we may be dependent upon our ability to raise financing for, and the successful development and commercialization of our product candidates in CMV and HCV.

We will need substantial funds to continue our business activities. We expect that Vancocin will generate significant cash flows for us and should allow us to substantially fund our development and other operating costs under our current business plan over the next several years. We expect to incur significant expenses over at least the next several years primarily due to our development costs from our CMV and HCV programs, business development activities seeking new opportunities to expand further our product pipeline, general and administrative expenses, and income taxes. If Vancocin revenues decrease, we may require additional capital to continue our business activities as currently planned.

In addition, the amount and timing of our actual capital requirements as well as our ability to finance such requirements will depend upon numerous factors, including:

•	our actual sales of Vancocin;

•	the cost of commercializing Vancocin and our product candidates;

•	our ability to generate revenue and positive cash flow through our HCV collaboration agreement with Wyeth;

•

whether we receive any of the additional milestone payments and royalties contemplated by our license agreement with Schering-Plough relating to development and commercialization of intranasal pleconaril;

•	the cost and progress of our clinical development programs;

•

the cost of milestone payments that may be due to GSK under our license agreement with them for maribavir, our product candidate to treat CMV, if pre-defined clinical and regulatory events are achieved;

•	the time and cost involved in obtaining regulatory approvals;

•	the cost of acquiring additional commercialized products and / or products in clinical development;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments; and

•	the effect of changes and developments in our existing collaborative, licensing and other relationships.

We may be unable to generate or raise sufficient funds to complete our development, marketing and sales activities for any of our product candidates. Potential funding sources, besides Vancocin, include:

•	public and private securities offerings;

•	debt financing, such as bank loans; and

•	collaborative, licensing and other arrangements with third parties.

We may not be able to find sufficient debt or equity funding on acceptable terms, if at all. If we cannot, we may need to delay, reduce or eliminate development programs, as well as other aspects of our business. The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

We have a history of losses prior to 2005 and our continued profitability is uncertain.

Prior to 2005 we had incurred losses in each year since our inception in 1994. As of December 31, 2006, we had an accumulated deficit of approximately $96.7 million. We achieved profitability for the fourth quarter ended December 31, 2004 and have maintained profitability in each of the following quarters. Our ability to maintain profitability is dependent on a number of factors, including continued revenues from Vancocin sales, our ability to obtain regulatory approvals for our product candidates, successfully commercializing those product candidates, generating revenues from the sale of products from existing and potential future collaborative agreements, and securing contract manufacturing, distribution and logistics services. We do not know when or if we will acquire additional products to expand further our product portfolio, complete our product development efforts, receive regulatory approval of any of our product candidates or successfully commercialize any approved products. We expect to incur significant additional expenses over several years, and Vancocin’s ability to generate substantial cash flows over this timeframe could be materially and adversely affected by the introduction of effective generic or branded competing products. As a result, we are unable to accurately predict with a significant degree of certainty whether we will be able to maintain profitability and if not, the extent of any future losses or the time required to regain profitability, if at all.

Our strategic plan may not achieve the intended results.

In January 2004 we made the strategic decision to focus on development of later stage opportunities by expanding our product portfolio through the acquisition of complementary clinical development stage or commercial product opportunities as a means to accelerate our path toward becoming a profitable pharmaceutical company. As a result of this strategic decision, we substantially discontinued our early stage activities, including discovery research and most internal preclinical development activities. Our restructuring efforts have placed and may continue to place a significant strain on our managerial, operational, financial and other resources.

We may not be successful in executing our strategy. We may not be able to in-license or acquire suitable products at an acceptable price or at all. In addition, engaging in any in-licensing or acquisitions will incur a variety of costs, and we may never realize the anticipated benefits of any such in-license or acquisition. We may need additional financing in order to acquire additional new products or product candidates. We may not have sufficient resources to execute our plans, and our actual expenses over the periods described in this report may vary.

In addition to the points noted above, our ability to sustain profitability is dependent on developing and obtaining regulatory approvals for our product candidates, successfully commercializing such product candidates, which may include entering into collaborative agreements for product development and commercialization, acquiring additional products through our business development efforts, and securing contract manufacturing services and distribution and logistics services.

We will rely on our employees, consultants, contractors, suppliers, manufacturers and collaborators to keep our trade secrets confidential.

We rely on trade secrets, trademarks, and unpatented proprietary know-how and continuing technological innovation in developing and manufacturing our products, including Vancocin, in order to protect our significant investment in these products from the risk of discovery by generic drug manufacturers and other potential competition. We require each of our employees, consultants, advisors, contractors, suppliers, manufacturers and collaborators to enter into confidentiality agreements prohibiting them from taking our proprietary information and technology or from using or disclosing proprietary information to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, are our exclusive property, other than inventions unrelated to us and developed entirely on the individual’s own time. Nevertheless, these agreements may not provide meaningful protection of our trade secrets and proprietary know-how if they are used or disclosed. Despite all of the precautions we may take, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. In addition, others may independently develop similar or equivalent trade secrets or know-how.

We depend on patents and proprietary rights for our products which are in clinical development, which may offer only limited protection against potential infringement, and if we are unable to protect our patents and proprietary rights, we may lose the right to develop, manufacture, market or sell products and lose sources of revenue.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies in clinical development, both in the U.S. and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We intend to file applications as appropriate for patents describing the composition of matter of our drug candidates, the proprietary processes for producing such compositions, and the uses of our drug candidates. We own three issued U.S. patents, one non-U.S. patents and have a number of pending U.S. patent applications, some of which we co-own with collaborators. We also have filed international, regional and non-U.S. national patent applications in order to pursue patent protection in major foreign countries.

Many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed. We may collaborate with universities and governmental research organizations which, as a result, may acquire certain rights to any inventions or technical information derived from such collaboration.

We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights, even if we are ultimately successful. If we are unsuccessful in defending a claim that we have infringed or misappropriated the intellectual property of a third party, we could be required to pay substantial damages, stop using the disputed technology, develop new non-infringing technologies, or obtain one or more licenses from third parties. If we or our licensors seek to enforce our patents, a court may determine that our patents or our licensors’ patents are invalid or unenforceable, or that the defendant’s activity is not covered by the scope of our patents or our licensors’ patents. The U.S. Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or patent applications. An opposition or revocation proceeding could be instituted in the patent offices of foreign jurisdictions. An adverse decision in any such proceeding could result in the loss of our rights to a patent or invention.

If our licensors do not protect our rights under our license agreements with them or do not reasonably consent to our sublicense of rights or if these license agreements are terminated, we may lose revenue and expend significant resources defending our rights.

We have licensed from GSK worldwide rights, excluding Japan, to an antiviral compound, maribavir, for the prevention and treatment of CMV infections related to transplant, including solid organ and hematopoietic stem cell/bone marrow transplantation, congenital transmission, and in patients with HIV infection. This compound, and a related compound, are subject to patents and patent applications in a variety of countries throughout the world. We have licensed from Sanofi-Aventis the exclusive U.S. and Canadian rights to certain antiviral agents for use in picornavirus indications, which are the subject of U.S. and Canadian patents and patent applications owned by Sanofi-Aventis, certain of which describe pleconaril and others of which describe compounds that are either related to pleconaril or have antiviral activity. We sublicensed our rights under these patents to Schering-Plough. We depend on GSK and Sanofi-Aventis to prosecute and maintain many of these patents and patent applications and protect such patent rights. Failure by GSK or Sanofi-Aventis to prosecute or maintain such patents or patent applications and protect such patent rights could lead to our loss of revenue. Under certain circumstances, our ability to sublicense our rights under these license agreements is subject to the licensor’s consent. If our license agreements with GSK and Sanofi-Aventis are terminated, our ability to manufacture, develop, market and sell products under those agreements would terminate.

Our successful commercialization of our products will depend, in part, on the availability and adequacy of third party reimbursement.

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the U.S., private health insurers and other organizations. Federal and state regulations govern or influence the reimbursement to health care providers of fees in connection with medical treatment of certain patients. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. Continued significant changes in the health care system could have a material adverse effect on our business. Decisions by state regulatory agencies, including state pharmacy boards, and/or retail pharmacies may require substitution of generic for branded products, may prefer competitors’ products over our own, and may impair our pricing and thereby constrain our market share and growth. In addition, we believe the increasing emphasis on managed care in the U.S. could put pressure on the price and usage of our product candidates, which may in turn adversely impact future product sales.

Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance and we could lose anticipated revenues and experience delayed achievement of profitability.

In recent years, various legislative proposals have been offered in the U.S. Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our ability to compete.

We are highly dependent upon qualified scientific, technical and managerial personnel, including our President and CEO, Michel de Rosen, our Vice President, Chief Operating Officer and Chief Financial Officer, Vincent J. Milano, our Vice President and Chief Scientific Officer, Colin Broom, and our Vice President and Chief Commercial Officer, Daniel Soland. Our ability to grow and expand into new areas and activities will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Furthermore, we have not entered into non-competition agreements or employment agreements with our key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, would harm our development programs, and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We do not maintain key man life insurance on any of our employees.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements against us.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims.

We currently maintain product liability insurance in connection with our clinical development programs and marketing of Vancocin. We may not be able to obtain or maintain adequate protection against potential liabilities arising from clinical development or product sales. If we are unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to product liability claims. A successful product liability claim in excess of our insurance coverage could harm our financial condition, results of operations, liquidity and prevent or interfere with our product commercialization efforts. In addition, any successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

We previously used hazardous materials in our business and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Prior to our restructuring in January 2004, we used radioactive and other materials that could be hazardous to human health, safety or the environment. In connection with our restructuring in January 2004, we decommissioned our discovery laboratories, which required the disposal of many of these materials. We are subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. We stored these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. Although we believe that our safety procedures for handling and disposing of such materials comply with federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated. We may be required to incur significant costs to comply with environmental laws, rules, regulations and policies. Additionally, if an accident occurs, we could be held liable for any resulting damages, and any such liability could exceed our resources. We do not maintain a separate insurance policy for these types of risks and we do not have reserves set aside for environmental claims. Any future environmental claims could harm our financial conditions, results of operations, liquidity and prevent or interfere with our product commercialization efforts. In addition, compliance with future environmental laws, rules, regulations and policies could lead to additional costs and expenses.

The rights that have been and may in the future be granted to holders of our common or preferred stock may adversely affect the rights of other stockholders and may discourage a takeover.

Our board of directors has the authority to issue up to 5 million shares of preferred stock and to determine the price, privileges and other terms of such shares. Our board of directors may exercise this authority without the approval of, or notice to, our stockholders. Accordingly, the rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. The application of Section 203 could also delay or prevent a third party or a significant stockholder of ours from acquiring control of us or replacing our current management. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Under Delaware law, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock.

In September 1998, our board of directors adopted a plan that grants each holder of our common stock the right to purchase shares of our series A junior participating preferred stock. This plan is designed to help insure that all our stockholders receive fair value for their shares of common stock in the event of a proposed takeover of us, and to guard against the use of partial tender offers or other coercive tactics to gain control of us without offering fair value to the holders of our common stock. In addition, our charter and bylaws contain certain provisions that could discourage a hostile takeover, such as a staggered board of directors and significant notice provisions for nominations of directors and proposals. The plan and our charter and bylaws may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management.

Risks Related to an Investment in the Notes and our Common Stock

The effective subordination of the notes to our secured indebtedness to the extent of the collateral securing such indebtedness may limit our ability to satisfy our obligations under the notes.

The notes will be our senior unsecured obligations and rank equally with any of our existing or future senior debt and senior to any of our future subordinated debt. However, the notes will be effectively subordinated to our secured indebtedness to the extent of the value of the collateral securing such indebtedness. As of December 31, 2006, we did not have any outstanding secured indebtedness. The provisions of the indenture governing the notes do not prohibit us from incurring additional secured indebtedness in the future. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to us, the holders of any secured indebtedness will be entitled to proceed directly against the collateral that secures such secured indebtedness. Therefore, such collateral will not be available for satisfaction of any amounts owed under our unsecured indebtedness, including the notes, until such secured indebtedness is satisfied in full.

The structural subordination of the notes to our unsecured and secured liabilities and preferred equity of our subsidiaries may limit our ability to satisfy our obligations under the notes.

The notes will be effectively subordinated to all unsecured and secured liabilities and preferred equity of our subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any such subsidiary, we, as a common equity owner of such subsidiary, and, therefore, holders of our debt, including holders of the notes, will be subject to the prior claims of such subsidiary’s creditors, including trade and other payables, but excluding intercompany indebtedness. As of December 31, 2006, our subsidiaries did not have any liabilities or any outstanding preferred equity. The provisions of the indenture governing the notes do not prohibit our subsidiaries from incurring additional indebtedness or issuing preferred equity in the future.

We may incur additional indebtedness ranking equal to the notes.

If we incur any additional debt that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you, if any.

Our increased indebtedness as a result of this offering may harm our financial condition and results of operations.

On a pro forma basis after giving effect to the offering of the notes, our total consolidated long-term debt as of December 31, 2006 would have been approximately $             million and would have represented approximately     % of our total capitalization. In addition, the indenture for the notes will not restrict our ability to incur additional indebtedness.

Our level of indebtedness could have important consequences to you, because:

•	it could adversely affect our ability to satisfy our obligations under the notes;

•

a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	it may impair our ability to obtain additional financing in the future;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the notes, we could be in default on the notes, and this default could cause us to be in default on our other outstanding indebtedness. Conversely, a default on our other outstanding indebtedness may cause a default under the notes.

We may not have the cash necessary to pay interest on the notes, to settle the convertible note hedge, to settle conversions of the notes (if we make the net share settlement election) or to repurchase the notes upon a fundamental change.

The notes bear interest semi-annually at a rate of     % per annum. In addition, we may in certain circumstances be obligated to pay additional interest. If at any time on or prior to the 35th scheduled trading day preceding the maturity date of the notes, we irrevocably elect net share settlement, upon conversion of the notes, we will be required to pay cash and common stock, if any, based on a daily conversion value (as described under “Description of the Notes—Interest,” “Description of the Notes—Conversion Rights—Payment upon Conversion” in this prospectus supplement) calculated on a proportionate basis for each day of the relevant 25 VWAP trading day observation period. Even if we do not elect the net share settlement of the notes, under most circumstances we will be required to pay the aggregate principal amount of the notes submitted for conversion to the convertible note hedge counterparties in order to obtain the benefit of the convertible note hedge transactions. See “Description of the Convertible Note Hedge and Warrant Transactions” below. Holders of notes also have the right to require us to repurchase all or a portion of their notes for cash upon the occurrence of a fundamental change. Any of our future debt agreements or securities may contain similar provisions. We may not have sufficient funds to pay interest, pay any such cash amounts to the convertible note hedge counterparties or to the note holders upon conversion, make the required repurchase of the notes at the applicable time and, in such circumstances, may not be able to arrange the necessary financing on favorable terms, if at all. In addition, our ability to pay interest, pay cash to the convertible note hedge counterparties or to the note holders upon conversion or make the required repurchase, as the case may be, may be limited by law or the terms of other debt agreements or securities. Our failure to pay such cash amounts to holders of notes or make the required repurchase, as the case may be, however, would constitute an event of default under the indenture governing the notes which, in turn, could constitute an event of default under other debt agreements or securities, thereby resulting in their acceleration and required prepayment and further restrict our ability to make such payments and repurchases. See “Description of the Notes—Interest,” “Description of the Notes—Conversion Rights—Payment upon Conversion” and “Description of the Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes.”

There is currently no trading market for the notes, and an active trading market for the notes may not develop or, if it develops, may not be maintained.

The notes will be new securities for which there is currently no existing trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and may discontinue market-making at any time without notice. Accordingly, an active trading market may not develop for the notes and, even if one develops, such market may not be maintained. If an active trading market for the notes does not develop or is not maintained, the market price and liquidity of the notes is likely to be adversely affected and holders may not be able to sell their notes at desired times and prices or at all. If any of the notes are traded after their purchase, they may trade at a discount from their purchase price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our financial condition, results of operations, business, prospects and credit quality relative to our competitors, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in any of these factors, some of which are beyond our control and others of which would not affect debt that is not convertible into capital stock. Historically, the market for convertible debt has been volatile. Market volatility could materially and adversely affect the notes, regardless of our financial condition, results of operations, business, prospects or credit quality.

The notes have a number of features that may adversely affect their value and trading price, including conversion conditions and the lack of financial covenants. Furthermore, even if the conversion conditions are met, since the value of the shares of common stock into which the notes are convertible (or, if we make the net share settlement election, the conversion value of the notes) is dependent on the price of our common stock, volatile or depressed market prices for our common stock are likely to have a similar effect on the trading prices of the notes. We cannot assure you that the price of our common stock in the future will not have an adverse effect on the trading prices of the notes.

Our stock price could continue to be volatile and therefore, it may be difficult for you to resell the shares of common stock issuable upon conversion of your notes at prices you find attractive.

Our stock price, like the market price of the stock of other pharmaceutical companies, has been volatile. For example, during the year ended December 31, 2006, the market price for our common stock fluctuated between $7.07 and $23.44 per share. The following factors, among others, could have a significant impact on the market for our common stock:

•	period to period fluctuations in sales of Vancocin;

•	approvals of generic products that compete with Vancocin;

•	results of clinical trials with respect to our product candidates in development or those of our competitors;

•	developments with our collaborators;

•	announcements of technological innovations or new products by our competitors;

•	litigation or public concern relating to our products or our competitors’ products;

•	developments in patent or other proprietary rights of ours or our competitors (including related litigation);

•	any other future announcements concerning us or our competitors;

•	any announcement regarding our acquisition of product candidates or entities;

•	future announcements concerning our industry;

•	governmental regulation;

•	actions or decisions by the SEC, the FDA or other regulatory agencies;

•	changes or announcements of changes in reimbursement policies;

•	period to period fluctuations in our operating results, including changes in accounting estimates;

•	our cash and cash equivalents balances;

•	changes in our capital structure;

•	hedging or arbitrage trading activity in our common stock;

•	changes in interest rates;

•	future sales of our common stock or securities convertible into, or exchangeable or exercisable for, our common stock;

•	changes in estimates of our performance by securities analysts;

•	market conditions applicable to our business sector; and

•	general market conditions.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to assure converting holders that the market price of our common stock will not fall in the future. Therefore, holders who receive our common stock upon the conversion of their notes will be subject to the risk of volatile and depressed market prices of our common stock and it may be difficult for such holders to resell those shares of common stock at prices they find attractive.

The conditional conversion feature of the notes may prevent the conversion of the notes prior to December 15, 2016.

The notes are convertible prior to the close of business on the third scheduled trading day prior to the maturity date at any time on or after December 15, 2016. Prior to December 15, 2016, the notes are convertible only under the following conditions: (1) during the five business-day period after any five consecutive trading day period (the “measurement period”) in which the price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter) after the calendar quarter ending June 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. See “Description of the Notes — Conversion Rights” in this prospectus supplement. If these conditions to conversion are not met, holders of the notes will not be able to convert their notes prior to December 15, 2016 and, therefore, may not be able to receive the value of the consideration into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the value of the shares of common stock into which the notes are convertible (or, if we make the net share settlement election, the conversion value of the notes).

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture governing the notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture governing the notes contains only limited protections in the event of a change in control and similar transactions. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but may not constitute a fundamental change that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

The additional shares by which the conversion rate will be increased for notes converted in connection with certain fundamental change transactions may not adequately compensate holders for the lost option time value of their notes as a result of any such fundamental change.

If certain transactions that constitute a fundamental change occur, under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock. This increased conversion rate will apply only to holders who convert their notes in connection with any such transaction. The number of the additional shares of our common stock will be determined based on the date on which the transaction becomes effective and the price paid per share of our common stock in such transaction, as described under “Description of the Notes—Conversion Rights— Adjustment to Shares Delivered upon Conversion upon Fundamental Change” in this prospectus supplement. While the number of additional shares of common stock is designed to compensate holders for the lost option time value of the notes as a result of such transaction, the amount of such additional shares is only an approximation of such lost value and may not adequately compensate holders for such loss. In addition, notwithstanding the foregoing, if the price paid per share of our common stock in the transaction is less than $             or in excess of $            , the conversion rate will not be increased. In no event will the number of shares of our common stock issuable upon the conversion of the notes exceed              per $1,000 principal amount of notes, subject to adjustment under certain circumstances, regardless of when the transaction becomes effective or the price paid per share of our common stock in the transaction.

Furthermore, a holder will not receive the additional consideration payable as a result of the increase in the conversion rate until the effective date of such fundamental change, or even later, which could be a significant period of time after the date the holder has tendered its notes for conversion. Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, certain dividends on our common stock, the issuance of certain rights, options or warrants to holders of our common stock, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock, certain tender or exchange offers and certain repurchases of our common stock, as described under “Description of the Notes—Conversion Rate Adjustments” in this prospectus supplement. The conversion rate will not be adjusted for other events, such as an issuance of our common stock for cash, that may adversely affect the trading price of the notes and our common stock. If we engage in any of these types of transactions for which there is no adjustment to the conversion rate, the value of the common stock into which your notes may be convertible may be diluted. There can be no assurance that an event will not occur that is adverse to the interests of the holders of the notes and their value, but does not result in an adjustment to the conversion rate.

Holders of the notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to them.

Holders of the notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but holders of the notes will be subject to all changes affecting our common stock. Holders of the notes will be entitled to the rights afforded our common stock only if and when our common stock is delivered to them upon the conversion of their notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to a holder’s receipt of our common stock upon the conversion of their notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common stock. In addition, because of the contingent conversion, you may not be able to convert your notes until December 15, 2016.

The definition of a fundamental change requiring us to repurchase the notes is limited and therefore the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the indenture.

The term “fundamental change” requiring us to repurchase the notes is limited to specified corporate transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If we make the net share settlement election, upon conversion of their notes, holders may receive less consideration than expected because the value of our common stock may decline between the day that the conversion right is exercised and the day the conversion value is determined.

If we make the net share settlement election, the conversion value that holders will receive upon conversion of their notes will be determined on the basis of the daily VWAP prices of our common stock on the NASDAQ Global Select Market for each VWAP trading day of the relevant 25 VWAP trading day observation period beginning, subject to certain exceptions, on the third VWAP trading day following the date the notes are tendered for conversion. Accordingly, if the price of our common stock decreases after the conversion right is exercised, the conversion value will be adversely affected.

The net share settlement feature of the notes may have adverse consequences.

If we make an irrevocable net share settlement election, the net share settlement feature of the notes, as described under “Description of the Notes—Conversion Rights—Irrevocable Election of Net Share Settlement” and “Description of the Notes—Conversion Rights—Payment upon Conversion” in this prospectus supplement, may:

•	result in holders receiving no shares of our common stock upon conversion or fewer shares of our common stock relative to the conversion value of the notes;

•	reduce our liquidity because we will be required to pay the principal return in cash;

•	delay holders’ receipt of the proceeds upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.

If we make the net share settlement election and if the notes are convertible, upon conversion, holders will receive cash and, if applicable, shares of our common stock based on the sum of the “daily settlement amounts” described in this prospectus supplement for the 25 VWAP trading days that begin on, and includes, the third VWAP trading day after the day the notes are tendered for conversion, subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the relevant notes as described in this prospectus supplement. We refer to this 25 VWAP trading day period as the “observation period.”

Under net share settlement, we will generally deliver the cash and, if applicable, shares of common stock issuable upon conversion on the third VWAP trading day immediately following the last day of the related observation period. In addition, because the consideration due upon conversion is based in part on the trading prices of our common stock during the observation period, any decrease in the price of our common stock after you tender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, because under net share settlement we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of our common stock, and therefore the value of the notes.

As part of our growth strategy, we expect to review acquisition prospects that would offer growth opportunities. While we have no current agreements or commitments with respect to any material acquisitions, we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

•	use a significant portion of our available cash;

•	issue equity securities, which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	incur or assume contingent liabilities, known or unknown;

•	incur amortization expenses related to intangibles; and

•	incur large, immediate accounting write-offs.

Such actions by us could harm our results from operations and adversely affect the price of our common stock. Since the notes are convertible into our common stock, an adverse effect on the price of our common stock could have a similar effect on the value of our notes.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new securities offerings.

Future sales of our common stock, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock could adversely affect the market prices of our common stock and the value of the notes prevailing from time to time and could impair our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of options or for other reasons. Further, we have an effective registration statement on Form S-3 which currently allows us to sell securities in one or more public offerings. That registration statement provides us with the flexibility to determine the type of security we choose to sell, including common stock, preferred stock, warrants and debt securities, as well as the ability to time such sales when market conditions are favorable.

As of December 31, 2006 we had outstanding options to purchase 2,723,474 shares of our common stock at a weighted average exercise price of $8.37 per share (1,032,550 of which have not yet vested) issued to employees, directors and consultants pursuant to our 1995 Stock Option and Restricted Share Plan, outstanding options to purchase 1,120,700 shares of our common stock at a weighted average exercise price of $14.28 per share (1,111,450 of which have not yet vested) issued to employees, directors and consultants pursuant to our 2005 Stock Option and Restricted Share Plan and outstanding options to purchase 75,248 shares of our common stock at a weighted average exercise price of $1.43 per share (60,626 of which have not yet vested) to non-executive employees pursuant to our 2001 Equity Incentive Plan. In order to attract and retain key personnel, we may issue additional securities, including stock options, restricted stock grants and shares of common stock, in connection with our employee benefit plans, or may lower the price of existing stock options. No prediction can be made as to the effect, if any, that sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement or under Rule 144, through the exercise of registration rights or the issuance of shares of common stock upon the exercise of stock options or warrants, or the perception that such sales or issuances could occur, could adversely affect the prevailing market prices for our common stock and the value of the notes.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

To the extent we issue any shares of our common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing stockholders, including holders who have received shares of our common stock upon prior conversion of the notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Provisions in the indenture for the notes, our stockholder rights plan, provisions of our charter documents and Delaware General Corporation Law may deter or prevent a business combination that may be favorable to you.

If a fundamental change occurs prior to the maturity date of the notes, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In addition, if a fundamental change occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change. In addition, the indenture governing the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

In addition, we have adopted certain provisions that could deter or prevent a third party from acquiring us, even if doing so would be beneficial to our stockholders. These include charter provisions granting our board of directors the authority to issue “blank check” preferred stock without stockholder approval and providing for a classified board of directors serving staggered three-year terms.

We have also established a rights agreement, also called a “poison pill.” Generally, our rights agreement permits our existing stockholders to purchase a large number of our shares of series A junior participating preferred stock at a substantial discount to the market price if a third party attempts to gain control of a sufficient equity position in us. Our rights agreement could have the effect of deterring or preventing a third party from acquiring us in a transaction that might be favorable to you.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces or indicates that they may reduce their rating in the future, the market price of the notes and our common stock could be harmed.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

In connection with the offering of the notes, we intend to enter into one or more convertible note hedge transactions with one or more counterparties, which may include certain of the underwriters and/

or their affiliates (the “counterparties”). These transactions are expected to generally reduce the potential equity dilution upon conversion of the notes. We also intend to sell warrants to the counterparties. The warrants will have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the strike price of the warrants. We intend to use a portion of the proceeds of this offering and of the warrants to pay the cost of the convertible note hedge transactions. We estimate that the cost of the convertible note hedge transactions that is not covered by the proceeds from the sale of the warrants will be approximately $            . If the underwriters exercise their overallotment option to purchase additional notes, we expect to sell additional warrants and use a portion of the proceeds from the sale of the additional notes and from the sale of additional warrants to enter into additional convertible note hedge transactions. These transactions will be accounted for as an adjustment to our stockholders’ equity.

In connection with establishing their initial hedge of these transactions, the counterparties (and/or their affiliates) may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes. In addition, the counterparties (and/or their affiliates) may modify their hedge positions following the pricing of the notes from time to time by entering into or unwinding various derivative transactions with respect to our common stock or by purchasing or selling our common stock in secondary market transactions (including after the 27th scheduled trading day prior to the maturity of the notes and during any observation period related to a conversion of the notes), which could adversely affect the value of our common stock and, as a result, the value of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares, if any, that you would receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the notes or the shares of our common stock. In addition, we do not make any representation that the counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

U.S. Federal Income Tax Risks Related to the Notes

You may be subject to U.S. federal income or withholding taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

The conversion rate of the notes is subject to adjustment upon certain events, including, but not limited to, certain dividends on our common stock, the issuance of certain rights, options or warrants to holders of our common stock, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock, certain tender or exchange offers and certain repurchases of our common stock, as described under “Description of the Notes—Conversion Rate Adjustments” in this prospectus supplement. If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. In addition, non-U.S. holders of the notes may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Certain U.S. Federal Income Tax Considerations—U.S. Holders—Constructive Dividends” and “Certain U.S. Federal Income Tax Considerations—Non-U.S. Holders—Notes.”

If we pay a cash dividend on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.

If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. If you are a non-U.S. holder, such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Certain U.S. Federal Income Tax Considerations.”

If we make the net share settlement election, conversion of notes into a combination of both cash and our common stock will require U.S. holders to recognize taxable gains.

If we make the net share settlement election, upon the conversion of a note into a combination of both cash and our common stock, a U.S. holder generally will be required to recognize gain on the conversion for U.S. federal income tax purposes. You should carefully review the information regarding tax considerations relevant to an investment in the notes set forth under “Certain U.S. Federal Income Tax Considerations” and you are also encouraged to consult your own tax advisor prior to investing in the notes.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain or may contain “forward looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. Further, statements that include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements, including, without limitation, those relating to future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results, wherever they occur in this prospectus, any prospectus supplement or the other documents incorporated by reference, are necessarily estimates reflecting the judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in any prospectus supplement and the “Risk Factors” section of our annual report on Form 10-K for the year ended December 31, 2006 and elsewhere and in those documents incorporated by reference into this prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•

the development of competitive generic versions of oral Vancocin, approval of products which are currently marketed for other indications by other companies or new pharmaceuticals and technological advances to treat the conditions addressed by Vancocin;

•	fluctuations in wholesaler order patterns and inventory levels;

•	manufacturing, supply or distribution interruptions, including but not limited to our ability to acquire adequate supplies of Vancocin to meet demand for the product;

•	changes in prescribing or procedural practices of infectious disease, gastroenterology and internal medicine doctors, including off-label prescribing of other products;

•	regulatory action by the FDA and other government regulatory agencies;

•	decreases in the rate of infections for which Vancocin is prescribed;

•	decrease in the sensitivity of the relevant bacteria to Vancocin;

•	changes in terms required by wholesalers, including fee-for-service contracts;

•	the timing and results of anticipated events in our CMV and HCV programs; and

•

the timing and nature of potential business development activities related to our efforts to expand our current portfolio through in-licensing or other means of acquiring products in clinical development or marketed products.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriters’ discounts and estimated offering expenses of approximately $         million, will be approximately $         million (or approximately $         million if the underwriters exercise their overallotment option in full).

We intend to apply the net proceeds from this offering to the following uses:

•

approximately $         million (or approximately $         million if the underwriters exercise their overallotment option in full) to pay the cost of the convertible note hedge that is not covered by the proceeds from the sale of the warrants; and

•

approximately $             for working capital and general corporate purposes. We also may use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products. While we evaluate acquisition, licensing, investment and similar opportunities and engage in related discussions from time to time, we currently have no material agreements or commitments with respect to any such acquisition, license or investment.

One or more of the underwriters and/or their affiliates may be the counterparties to the convertible note hedge transactions and receive the portion of the net proceeds from this offering applied to those transactions.

If the underwriters exercise their overallotment option in full, we intend to sell additional warrants and to use a portion of the proceeds from the sale of the additional notes and from the sale of the corresponding additional warrants to increase the size of the convertible note hedge transactions. We intend to use the balance of the net proceeds for working capital and general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “VPHM.” The following table sets forth, for the periods indicated, the high and low sale prices as reported on the NASDAQ Global Select Market.

	High	Low
Year Ended December 31, 2007
First Quarter (through March 16, 2007)	$18.39	$13.90

Year Ended December 31, 2006
Fourth Quarter	$15.68	$11.22
Third Quarter	12.90	7.07
Second Quarter	12.83	7.69
First Quarter	23.44	9.70

Year Ended December 31, 2005
Fourth Quarter	$24.36	$15.56
Third Quarter	21.35	6.57
Second Quarter	7.37	1.67
First Quarter	3.49	2.15

On March 16, 2007, the last reported sale price of our common stock was $14.69 per share. There were approximately 677 record holders of our common stock as of March 1, 2007.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We have declared and paid dividends in the past on our previously outstanding series A convertible participating preferred stock; however, there currently are no shares of preferred stock of any class or series outstanding. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business and other factors our board of directors deems relevant.

CAPITALIZATION

The following table presents our cash, cash equivalents and short-term investments and capitalization as of December 31, 2006:

•	on an actual basis; and

•

on an as adjusted basis to reflect our sale of the notes and application of a portion of the net proceeds thereof to fund the net cost of the convertible note hedge and warrant transactions, as described under the sections “Use of Proceeds” and “Purchase of Convertible Note Hedge and Sale of Warrants,” as if each transaction had occurred on December 31, 2006.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements incorporated by reference in this prospectus supplement and accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2006.

	As of December 31, 2006
	Actual		As adjusted
	(In thousands, except share and per share data)
Cash, cash equivalents and short-term investments		$255,409	$

Long-term debt		$—	$

Stockholders’ equity:
Preferred stock, par value $0.001 per share, 5,000,000 shares authorized; Series A convertible participating preferred stock; no shares issued and outstanding		—		—
Series A junior participating preferred stock, par value $0.001 per share, 200,000 shares designated; no shares issued and outstanding		—		—
Common stock, par value $0.002 per share, 100,000,000 shares authorized; 67,769,886 shares issued and outstanding at December 31, 2006 and issued and outstanding on an as adjusted basis		140		140
Additional paid-in capital		508,436
Deferred compensation		—		—
Accumulated other comprehensive income (loss)		57		57
Accumulated deficit		(96,734)		(96,734)

Total stockholders’ equity		$411,899	$

Total capitalization	$		$

The foregoing table assumes no exercise by the underwriters of their overallotment option and excludes (i) an aggregate of approximately              million shares of our common stock issuable upon the exercise of outstanding stock options and (ii) shares of common stock issuable upon conversion of the notes being offered hereby.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	Fiscal Years Ended December 31,
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	60.50	11.29	—	—	—

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and before adjustment for losses or earnings from equity investments plus fixed charges and dividends received from equity investments. Fixed charges consist of interest charges (whether expensed or capitalized), amortization of debt expense and that portion of rental expense we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2004, 2003 and 2002 by $19.5 million, $36.9 million and $26.6 million, respectively.

As of the date of this prospectus, we have no shares of preferred stock outstanding.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture dated as of March 19, 2007 and first supplemental indenture to be dated as of March     , 2007 (collectively, the “indenture”) between us and Wilmington Trust Company, as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture, the supplemental indenture and the notes and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture (including the form of note contained therein) because it, and not this description, defines your rights as a holder of the notes. For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to ViroPharma Incorporated and not to its subsidiaries.

General

The notes:

•	will be:

•	our general unsecured obligations;

•	equal in right of payment with all of our other senior unsecured indebtedness;

•	senior in right of payment to all indebtedness that is contractually subordinated to the notes;

•	structurally subordinated to the existing and future claims of our subsidiaries’ creditors, including trade creditors;

•	effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	limited to an aggregate principal amount of $200,000,000 (or $230,000,000 if the underwriters exercise their overallotment option in full) except as set forth below;

•	will mature on March 15, 2017 (the “maturity date”), unless earlier converted or repurchased;

•	will be issued in denominations of $1,000 and integral multiples of $1,000; and

•

will initially be represented by one or more registered notes in global form, but in certain limited circumstances described under the heading “—Global Note, Book-Entry Form” below may be represented by notes in definitive form.

As of December 31, 2006, we did not have any outstanding indebtedness, other than trade and other payables.

In addition, as of December 31, 2006, our subsidiaries did not have any outstanding liabilities, including trade and other payables. The indenture does not limit the amount of debt that may be issued by us or our subsidiaries. Our subsidiaries will not guarantee any of our obligations under the notes. See “Risk Factors—Risks Related to an Investment in the Notes and our Common Stock—The structural subordination of the notes to our unsecured and secured liabilities and preferred equity of our subsidiaries may limit our ability to satisfy our obligations under the notes.”

Subject to the satisfaction of certain conditions and during the periods described below, the notes may be converted into shares of our common stock at an initial conversion rate of              shares of common stock per $1,000 in principal amount of notes (equivalent to an initial conversion price of approximately $             per share of common stock). The conversion rate is subject to adjustment if certain events described below occur. At any time on or prior to the 35th scheduled trading day prior to the maturity date of the notes, we may irrevocably elect the net share settlement of the notes, in which case we will pay upon conversion of any notes, with a conversion date that follows the date of our net share settlement election, an amount in cash equal to the “principal portion” (as defined below) of the notes converted, calculated as described below. If the “daily conversion value” (as defined below) exceeds the principal portion of the converted notes on any “VWAP trading day” (as defined below) during the relevant 25 VWAP trading day “observation period” (as defined below), in addition to paying the principal portion of the converted notes for such VWAP trading day in cash, we will also deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion on that VWAP trading day. We will perform this calculation and make an aggregate payment of cash and stock for all VWAP trading days of the relevant 25 VWAP trading day observation period at the end of that period, as further described below. We may irrevocably renounce this right to elect net share settlement of the notes at any time prior to the 35th scheduled trading day preceding the maturity date of the notes. See “—Conversion Rights—Irrevocable Election of Net Share Settlement” and “—Conversion Rights—Payment upon Conversion.” You will not receive any separate cash payment for interest accrued and unpaid to the “conversion date” (as defined below), except under the limited circumstances described below.

We use the term “note” in this prospectus supplement to refer to each $1,000 in principal amount of notes.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes are issued pursuant to a “qualified reopening” or are treated as issued without original issue discount for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

Other than the restrictions described under “—Fundamental Change Permits Holders to Require Us to Repurchase Notes” and “—Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “—Conversion Rights—Conversion upon Specified Corporate Events” and “—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. See “Risk Factors—Risks Related to an Investment in the Notes and our Common Stock.”

No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of, and interest on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global notes.

We will pay the principal of certificated notes at the office or agency designated by us. We have initially designated a corporate trust office of the trustee as our paying agent and registrar as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5.0 million or less, by check mailed to the holders of such notes and (ii) to holders having an aggregate principal amount of more than $5.0 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

Transfer and Exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we, the trustee or registrar may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected or surrendered for conversion.

Interest

The notes will bear interest at a rate of     % per year from March     , 2007, or from the most recent date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2007.

Interest will be paid to the person in whose name a note is registered at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion Rights

General

Upon the occurrence of any of the conditions described under the headings “—Conversion upon Satisfaction of Trading Price Condition,” “—Conversion Based on Common Stock Price” and “—Conversion upon Specified Corporate Events,” holders may convert their notes at an initial conversion rate of              shares of common stock per $1,000 in principal amount of notes, which is equivalent to an initial conversion price of approximately $             per share of common stock, at any time prior to the close of business on the “scheduled trading day” (as defined below) immediately preceding December 15, 2016. On and after December 15, 2016, holders may convert their notes at the conversion rate regardless of the conditions described under the headings “—Conversion upon Satisfaction of Trading Price Condition,” “—Conversion Based on Common Stock Price” and “—Conversion upon Specified Corporate Events” at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date of March 15, 2017.

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading or, if our common stock is not listed or admitted for trading on any exchange or market, a business day.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 in principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “—Payment upon Conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest on the note to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the notes so converted, except that no such payment need be made:

•	if we have specified a “fundamental change repurchase date” (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

•	to the extent of any overdue interest, if any overdue interest remains unpaid at the time of conversion with respect to such notes; or

•	in respect of any conversions that occur after the record date immediately preceding the maturity date.

Upon conversion, we will deliver shares of our common stock (or, with respect to conversions following our election of net share settlement, cash and shares of our common stock, if any), as described under “—Payment upon Conversion” below.

While we do not currently have any debt or other agreements that would restrict our ability to pay the principal portion of the notes in cash upon conversion (if we make the net share settlement election), we may enter into such an agreement in the future, which may limit or prohibit our ability to make any such cash payment. Our failure to pay in cash the principal portion of the notes when converted (if we make the net share settlement election) would result in an event of default with respect to the notes. See “Risk Factors—Risks Related to an Investment in the Notes and our Common Stock—We may not have the cash necessary to pay interest on the notes, to settle the convertible note hedge, to settle conversions of the notes (if we make the net share settlement election) or to repurchase the notes upon a fundamental change.”

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon Satisfaction of Trading Price Condition

Prior to December 15, 2016, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” (as defined below) per $1,000 in principal amount of the notes for each day of the measurement period was less than 98% of the product of the “last reported sale price” (as defined below) of our common stock and the applicable conversion rate for the notes for such date, as determined by the trustee and subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make such determination (the “trading price condition”).

The trustee will have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 in principal amount of the notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we will instruct the trustee to determine the trading price of the notes in the manner described below beginning on the next trading day and on each successive trading day until the trading price per $1,000 in principal amount of the notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not, when we are obligated to, make a request to the trustee to determine the trading price of the notes, or if we make such request to the trustee and the trustee does not make such determination, then the trading price per $1,000 in principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

If the trading price condition has been met, we will so promptly notify the holders of the notes. If, at any time after the trading price condition has been met, the trading price per $1,000 in principal amount of the notes is greater than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for such date, we will so promptly notify the holders of the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million in principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any or all of the underwriters; provided that if three such bids cannot reasonably be provided to the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid is obtained, that one bid will be used. If at least one bid for $2.0 million in principal amount of the notes cannot reasonably be obtained, then the trading price per $1,000 in principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. Any such determination will be conclusive absent manifest error.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the average of the last quoted bid and ask prices for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include any or all of the underwriters, selected by us for this purpose. Any such determination will be conclusive absent manifest error.

“Trading day” means a day during which (i) trading in our common stock generally occurs and (ii) there is no “market disruption event” (as defined below).

“Market disruption event” means the occurrence or existence on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock, and such suspension or limitation occurs or exists at any time within the 30 minutes prior to the closing time of the relevant exchange on such day.

Conversion Based On Common Stock Price

Prior to December 15, 2016, a holder may surrender its notes for conversion during any calendar quarter after the calendar quarter ending June 30, 2007 (and only during such calendar quarter), if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect for the notes on the last trading day of the immediately preceding calendar quarter.

Conversion upon Specified Corporate Events

If we elect to:

•

distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 45 days after the record date for the distribution to subscribe for or purchase shares of our common stock at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•

distribute to all or substantially all holders of our common stock our assets (including cash), debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes and the trustee at least 30 scheduled trading days prior to the “ex-date” (as defined below) for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-date for such distribution or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The “ex-date” means the first date on which the shares of our common stock trade on the relevant exchange or in the relevant market, regular way, without the right to receive the issuance or distribution in question. Holders of the notes may not exercise this right if they may participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

In addition, if we are party to any transaction or event described in clause (2) of the definition of “fundamental change” (as defined below), we will notify holders and the trustee of the occurrence of any such event no later than 30 scheduled trading days prior to the anticipated “effective date” (as defined below) of such event. Once we have given such notice, a holder may surrender notes for conversion at any time from and after the 30th scheduled trading day prior to the anticipated effective date of such event until (i) the fundamental change repurchase date corresponding to such event or (ii) if there is no such fundamental change repurchase date, 30 scheduled trading days following the effective date of such event. If an event described in clauses (1), (3), (4) or (5) of the definition of “fundamental change” occurs, we will notify holders and the trustee of the occurrence of any such event on the effective date of such event. Once we have given such notice, a holder may surrender notes for conversion at any time from the effective date of such event until (i) the fundamental change repurchase date corresponding to such event or (ii) if there is no such fundamental change repurchase date, 30 scheduled trading days following the effective date of such event. In addition, if a fundamental change described in clauses (1), (2) and (4) of such definition occurs, a holder may be entitled to receive “additional shares” (as defined below) of our common stock upon any conversion as described below under “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.”

You will also have the right to convert your notes if we are a party to a combination, merger, recapitalization, reclassification, binding share exchange or other similar transaction or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our common stock would be converted into cash, securities and/or other property that does not also constitute a fundamental change. In such event, you will have the right to convert your notes at any time beginning 30 scheduled trading days prior to the date that is the anticipated effective date of such transaction and ending on the 30th scheduled trading day following the effective date of such transaction. We will notify holders and the trustee at least 30 scheduled trading days prior to the anticipated effective date of any such transaction.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the “conversion date” under the indenture.

If a holder has already delivered a repurchase notice as described under “—Fundamental Change Permits Holders to Require Us to Repurchase Notes” with respect to a note, such holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Irrevocable Election of Net Share Settlement

At any time on or prior to the 35th scheduled trading day prior to the maturity date, we may irrevocably elect the net share settlement of our conversion obligation with respect to the notes to be converted after the date of such election. If we make such an election, we will deliver cash equal to the principal portion of the notes converted and shares of our common stock to the extent that the daily conversion value exceeds such principal portion, as described below under “—Payment upon Conversion.” This net share settlement election which will be in our sole discretion without the consent of the holders of notes.

Upon making such election, we will promptly (i) issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information and (ii) provide written notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of the DTC.

We may irrevocably renounce this right to elect net share settlement of the notes at any time prior to the 35th scheduled trading day preceding the maturity date of the notes. Upon such renouncement, we will no longer have the right to elect the net share settlement of our conversion obligation and any such attempted election shall have no effect.

Payment upon Conversion

Unless we have made an irrevocable net share settlement election as described above under “—Irrevocable Election of Net Share Settlement,” upon conversion we will deliver shares of our common stock (other than with respect to any additional shares you may receive, as described under “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change”) on the third VWAP trading day after the relevant conversion date (or, with respect to any conversion date occurring on or after the 30th scheduled trading day prior to the maturity date of the notes, on the third VWAP trading day following the last VWAP trading day of the final observation period (as defined below)). In that case we will deliver to the holder of the notes a number of shares of our common stock equal to (i) (A) the aggregate principal amount of notes to be converted, divided by (B) 1,000, multiplied by (ii) the conversion rate in effect on the relevant conversion date (provided that we will deliver cash in lieu of fractional shares based on the last reported sale price of our common stock on the relevant conversion date (or, if the conversion date is not on a trading day, the next following trading day)).

If we make the net share settlement election as described above under “—Irrevocable Election of Net Share Settlement,” we will pay an amount in cash equal to the principal portion of the notes converted, calculated as described below. If the daily conversion value exceeds the principal portion of the converted notes on any VWAP trading day during the observation period, in addition to paying the principal portion of the converted notes in cash for such VWAP trading day, we will also deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described below. We will settle each $1,000 in principal amount of notes being converted by delivering, on the third VWAP trading day immediately following the last day of the related observation period, cash and shares of our common stock, if applicable, equal to the sum of the “daily settlement amounts” (as defined below) for each of the 25 VWAP trading days during the related observation period.

The “observation period” with respect to any note means:

•

with respect to any conversion date occurring on or after the 30th scheduled trading day prior to the maturity date of the notes, the 25 consecutive VWAP trading day period beginning on, and including, the 27th scheduled trading day prior to the maturity date (or if such day is not a VWAP trading day, the next succeeding VWAP trading day) (the “final observation period”); and

•	in all other instances, the 25 consecutive VWAP trading day period beginning on and including the third VWAP trading day after the conversion date.

The “daily settlement amount” for each of the 25 VWAP trading days during the observation period means:

•	an amount of cash equal to the lesser of (x) $40 and (y) the daily conversion value relating to such VWAP trading day (the “principal portion”); and

•

if such daily conversion value exceeds $40, a number of shares of our common stock (the “deliverable shares”) equal to (A) the difference between such daily conversion value and $40, divided by (B) the daily VWAP of our common stock for such VWAP trading day.

The “daily conversion value” means for each of the 25 consecutive VWAP trading days during the observation period, 1/25th of the product of (1) the applicable conversion rate and (2) the “daily VWAP” (as defined below) of our common stock, or the consideration into which our common stock has been converted in connection with certain corporate transactions, on such VWAP trading day. Any determination of the daily conversion value by us will be conclusive absent manifest error.

The “daily VWAP” of our common stock means, for each of the 25 consecutive VWAP trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page VPHM.Q <equity> AQR (or any equivalent successor page) in respect of the period from the scheduled open of trading on the principal trading market for our common stock to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such VWAP trading day using a volume-weighted method as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

“VWAP trading day” means a day during which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading and (ii) there is no “VWAP market disruption event” (as defined below). If our common stock is not so listed or traded, then “VWAP trading day” means a business day.

“VWAP market disruption event” means (i) a failure by the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any scheduled trading day for our common stock for an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock.

In the case of conversions following our net share settlement election, we will deliver cash in lieu of any fractional shares of our common stock deliverable upon conversion based on the daily VWAP on the last VWAP trading day of the applicable observation period.

The indenture requires us to pay the principal portion of the conversion consideration of the notes in cash (if we have made the net share settlement election), and we may be required to repurchase the notes for cash at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, upon the occurrence of a fundamental change. While we do not currently have any debt or other agreements that would restrict our ability to pay the principal amount of the notes in cash, we may enter into such an agreement in the future which may limit or prohibit our ability to make any such payment. Our failure to pay in cash the principal portion of the notes when converted (if we made the net share settlement election) would result in an event of default with respect to the notes. See “Risk Factors—Risks Related to an Investment in the Notes and our Common Stock—We may not have the cash necessary to pay interest on the notes, to settle the convertible note hedge, to settle conversions of the notes (if we make the net share settlement election) or to repurchase the notes upon a fundamental change.”

A holder will become a record holder with respect to a number of shares of our common stock it is entitled to receive as a result of converting its notes on the related conversion date (or, if we have made our net share settlement election, on each VWAP trading day in the observation period with respect to a number of shares of our common stock it is entitled to receive with respect to such VWAP trading day).

Exchange in Lieu of Conversion

When a holder surrenders its notes for conversion, we may direct the conversion agent to surrender, on or prior to the commencement of the observation period, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for such notes, shares of our common stock (or if we make the net share settlement election, cash and shares, if any, of our common stock), equal to the consideration due upon conversion, all as provided above under “—Payment upon Conversion,” as is designated to the conversion agent by us. By the close of business on the second scheduled trading day following the relevant conversion date, if we make the net share settlement election by the close of business on the scheduled trading day immediately preceding the start of the relevant observation period, we will notify the holder surrendering its notes for conversion that we have directed the designated financial institution to make an exchange in lieu of conversion and such financial institution will be required to notify the conversion agent whether it will deliver, upon exchange, shares of our common stock (or if we make the net share settlement election, cash and shares, if any, of our common stock).

If the designated institution accepts any such notes, it will deliver the appropriate number of shares of our common stock (or if we make the net share settlement election, cash and shares, if any, of our common stock) to the conversion agent and the conversion agent will deliver such shares (or cash and such shares, if any) to you. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, or if such designated financial institution does not accept the notes for exchange, we will, no later than (1) the third VWAP trading day immediately following the relevant conversion date (or, with respect to any conversion date occurring on or after the 30th scheduled trading day prior to the maturity date of the notes, the third VWAP trading day following the last VWAP trading day of the related observation period) or (2) if we make the net share settlement election, the third VWAP trading day immediately following the last VWAP trading day of the related observation period, convert the notes into shares of our common stock (or, if we make the net share settlement election, cash and shares, if any, of our common stock), as described above under “—Conversion Rights.”

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. We will not pay any consideration to, or otherwise enter into any agreement with, the designated institution for or with respect to such designation.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (as a result of holding the notes, and at the same time as common stockholders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

Adjustment Events.

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0	x	OS’
OS0

where,

CR0 = the conversion rate in effect immediately prior to the record date for such dividend or distribution or the effective date of such share split or combination, as the case may be;

CR’ = the conversion rate in effect immediately after the record date for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the record date for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS’ = the number of shares of our common stock that will be outstanding as of the record date for such dividend or distribution and immediately after giving effect to such dividend or distribution or immediately after the effective date of such share split or combination, as the case may be.

(2) If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 45 days after the record date for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of such distribution, the conversion rate will be adjusted based on the following formula; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

CR’ = CR0 x	OS0 + X
OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR’ = the conversion rate in effect immediately after the record date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the record date for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the “ex-date” for such distribution.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs described below in this clause (3);

then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	SP0
SP0 - FMV

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR’ = the conversion rate in effect immediately after the record date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the “ex-date” for such distribution; and

FMV = the fair market value as determined by our board of directors or a committee thereof of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the “ex-date” for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR’ = CR0 x	FMV0 + MP0
MP0

where,

CR0 = the conversion rate in effect immediately prior to the 10th trading day immediately following the effective date of the spin-off;

CR’ = the conversion rate in effect immediately after the 10th trading day immediately following the effective date of the spin-off;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off.

The adjustment to the conversion rate under this clause (3) will occur on the 10th trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the 10 trading days immediately following, and including, the effective date of any spin-off, references with respect to the spin-off to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.

(4) If we pay any cash dividends or distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	SP0
SP0 - C

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR’ = the conversion rate in effect immediately after the record date for such distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the “ex-date” for such distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 x	AC + (SP’ x OS’)
OS0 x SP’

where,

CR0 = the conversion rate in effect on the date such tender or exchange offer expires;

CR’ = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration as determined by our board of directors or a committee thereof paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP’ = the last reported sale price of our common stock on the trading day next succeeding the date such tender or exchange offer expires.

If the application of any of the foregoing formulas (other than in respect of a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

If we make the net share settlement election as described under “—Irrevocable Election of Net Share Settlement” above, then each reference to a “record date” above shall be deemed as a references to an “ex date” effective on the date on which our net share settlement election becomes effective.

Events that Will Not Result in Adjustments.    Except as described in this section or in “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change” below, we will not adjust the conversion rate. Without limiting the foregoing, the applicable conversion rate will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment to the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, (i) annually, on the anniversary of the first date of issue of the notes, (ii) upon a fundamental change and (iii) on each day on and after the 27th scheduled trading day prior to the maturity date.

Treatment of Reference Property.    In the event of:

•	any fundamental change described in clause (2) of the definition thereof;

•	any reclassification of our common stock;

•	a consolidation, binding share exchange, recapitalization, reclassification, merger, combination or other similar event; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into the same type of consideration that you would have been entitled to receive if you had held a number of shares of our common stock equal to the applicable conversion rate in effect immediately prior to these events.

However, if we irrevocably elect net share settlement upon conversion, you will receive:

•	cash up to the aggregate principal portion thereof; and

•

in lieu of the shares of our common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant events (“reference property”).

The amount of consideration, and, consequently, reference property, you receive upon conversion will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration determined, based in part upon any form of stockholder election, will be deemed to be (i) the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election or (ii) if no holders of our common stock affirmatively make such an election, the types and amount of consideration actually received by such holders.

Treatment of Rights.    To the extent that our rights plan is in effect upon conversion of the notes into common stock, you will receive, in addition to any common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) under “—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Voluntary Increases of Conversion Rate.    We are permitted, to the extent permitted by law and the rules of the NASDAQ Global Select Market or any other securities exchange on which our common stock is then listed, to increase the conversion rate of the notes by any amount for a period of at least 20 days, if our board of directors determines that such increase would be in our best interest. If we make such determination, it will be conclusive and we will notify the holders of the notes and the trustee on the increased conversion rate and the period during which it will be in effect at least 15 days prior to the date the increased conversion rate takes effect, in accordance with applicable law. We may also, but are not required to, increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares or rights to acquire shares or similar event.

Tax Effect.    A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income or withholding tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income and withholding tax treatment of an adjustment to the conversion rate, see “Certain U.S. Federal Income Tax Considerations.”

Adjustment to Shares Delivered upon Conversion upon Fundamental Change

If you elect to convert your notes at any time on or after the 30th scheduled trading day prior to the anticipated effective date of a “fundamental change” (as defined below) described in clause (2) of such definition, or on or after the effective date of a “fundamental change” described in clauses (1) or (4) of such definition, in each case until the related fundamental change repurchase date or, if there is no such fundamental change repurchase date, 30 scheduled trading days following the effective date of such fundamental change, as applicable, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below; provided, however, that no increase will be made in the case of a transaction constituting a fundamental change described in clauses (1) or (2) of such definition where 90% or more of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such fundamental change transaction consists of shares of capital stock or American Depositary Receipts in respect of shares of capital stock traded on any of the New York

Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the notes become convertible into such shares of such capital stock or such American Depositary Receipts pursuant to “—Conversion Rate Adjustments—Treatment of Reference Property” above (or, if we have made the net share settlement election, into cash (in respect of the principal portion) and such shares of such capital stock or such American Depositary Receipts pursuant to “—Conversion Rate Adjustments—Treatment of Reference Property” above). We will notify holders and the trustee of the occurrence of any such fundamental change (i) no later than 30 scheduled trading days prior to the anticipated effective date of such transaction with respect to any transaction described in clause (2) in the definition of fundamental change and (ii) on the effective date of such transaction with respect to any transaction described in clauses (1) or (4) in the definition of fundamental change. We will settle conversions of notes as described below under “—Settlement of Conversions in a Fundamental Change.”

The number of additional shares by which the conversion rate will be increased in the event of a fundamental change (other than the event described in clauses (3) or (5) of the definition of fundamental change) will be determined by reference to the table below, based on the date on which such fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) per share of our common stock at the time of such fundamental change. If holders of our common stock receive only cash consideration for their shares of common stock in connection with a fundamental change, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of our common stock over the 10 trading day period ending on the trading day preceding the effective date of such fundamental change.

The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the applicable conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock prices and the adjustments to the conversion rate, expressed as a number of additional shares to be received per $1,000 in principal amount of the notes, in the event of a fundamental change (other than the events described in clauses (3) or (5) of the definition of fundamental change):

Stock Price
Effective Date	$	$	$	$	$	$	$	$	$	$	$
March , 2007
March 15, 2008
March 15, 2009
March 15, 2010
March 15, 2011
March 15, 2012
March 15, 2013
March 15, 2014
March 15, 2015
March 15, 2016
March 15, 2017

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $ per share, subject to adjustment, no adjustments will be made in the conversion rate.

•	If the stock price is less than $ per share, subject to adjustment, no adjustments will be made in the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed              per $1,000 in principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

In addition, if you convert your notes prior to the effective date of any fundamental change, and the fundamental change does not occur, you will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of equity as they relate to economic remedies.

Settlement of Conversions in a Fundamental Change

•

As described above under “—Conversion Rate Adjustments—Treatment of Reference Property,” upon effectiveness of certain fundamental changes, the notes will be convertible into reference property or cash and reference property (if we irrevocably elect net share settlement upon conversion). If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, notes surrendered for conversion will be settled as follows:

•

If the conversion date (or, following our election of net share settlement, the last VWAP trading day of the applicable observation period) related to notes surrendered for conversion in connection with the fundamental change is prior to the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described above under “—Payment upon Conversion” by delivering a number of shares of our common stock equal to the conversion rate for each $1,000 principal amount of notes (or, following our election of net share settlement, the amount of cash and shares of our common stock, if any, based on the applicable conversion rate in effect), in each case without regard to the number of additional shares to be added to the conversion rate as described above, on the third VWAP trading day immediately following the related conversion date (or, following our election of net share settlement, the last VWAP trading day of the applicable observation period). In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of common stock or of reference property deliverable in lieu of shares of our common stock, if any, as if the applicable conversion rate had been increased by such number of additional shares on the applicable conversion date (or, following our election of net share settlement, during the related observation period and based upon the related daily VWAP prices during such observation period). If, following our election of net share settlement, such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering common stock or reference property based on such increased number of shares; or

•

If the conversion date (or, following our election of net share settlement, the last VWAP trading day of the applicable observation period) related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described above under “—Payment upon Conversion” based on the applicable conversion rate as increased by the additional shares described above on the later to occur of (1) the effective date of the transaction and (2) the third VWAP trading day immediately following the conversion date (or, following our election of net share settlement, the third VWAP trading day immediately following the last VWAP trading day of the applicable observation period).

Fundamental Change Permits Holders to Require Us to Repurchase Notes

If a “fundamental change” occurs at any time, you will have the right, at your option, to require us to repurchase all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “fundamental change repurchase date”) of our choosing that is not less than 20 nor more than 35 days after the date of the “fundamental change repurchase right notice” (as defined below). The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest to, but not including, the fundamental change repurchase date, unless such fundamental change repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes repurchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1) any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; provided that this clause (1) shall not apply to a merger of our company with or into a wholly-owned subsidiary of a corporation that, immediately following the transaction or series of transactions, has a class of common stock or American Depositary Receipts in respect of common stock traded on any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market (or any of their respective successors) if immediately following the transaction or series of transactions (a) the consideration received by the holders of our common stock immediately prior to the transaction entitles them to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of such parent corporation and (b) such parent corporation fully and unconditionally guarantees all obligations of such continuing or surviving corporation under the notes and the indenture on a senior basis on terms and pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(2) we (i) merge or consolidate with or into any other person, other than a subsidiary, another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person or (ii) engage in any recapitalization, reclassification or other transaction in which all or substantially all our common stock is exchanged for or converted into cash, securities or other property, in each case, other than any merger or consolidation:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock; or

•

pursuant to which consideration received by the holders of our common stock immediately prior to the transaction entitles them to exercise, directly or indirectly, as the result of their receipt of consideration for shares of our common stock in such transaction, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of either (a) the continuing or surviving corporation immediately after the transaction or (b) a corporation that directly or indirectly owns 100% of the capital stock of such continuing or surviving corporation; provided that, in the case of this clause (b), such parent corporation fully and unconditionally guarantees all obligations of such continuing or surviving corporation under the notes and the indenture on a senior basis on terms and pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

•

which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity; or

(3) at any time our “continuing directors” (as defined below) do not constitute a majority of our board of directors (or, if applicable, a successor person to us); or

(4) we are liquidated or dissolved or holders of our common stock approve any plan or proposal for our liquidation or dissolution; or

(5) if shares of our common stock, or shares of any other capital stock or American Depositary Receipts in respect of shares of capital stock into which the notes are convertible pursuant to the terms of the indenture, are not listed for trading on any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors).

Notwithstanding the foregoing, holders of notes will not have the right to require us to repurchase any notes under clause (1), (2) or (3) above, and we will not be required to deliver the fundamental change repurchase right notice incidental thereto, if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights and cash dividends) in a merger or consolidation or such other transaction otherwise constituting a fundamental change under clauses (1) or (2) above consists of shares of capital stock or American Depositary Receipts in respect of shares of capital stock traded on any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) (or will be so traded or quoted immediately following the completion of the merger or consolidation or such other transaction) and, as a result of the completion of the merger or consolidation or such other transaction the notes become convertible into such shares of such capital stock or such American Depositary Receipts pursuant to “—Conversion Rate Adjustments—Treatment of Reference Property” above (or, if we have made the net share settlement election, into cash (in respect of the principal portion) and, if applicable, such shares of such capital stock or such American Depositary Receipts pursuant to “—Conversion Rate Adjustments—Treatment of Reference Property” above).

For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

“Continuing directors” means (i) individuals who on the date of original issuance of the notes constituted our board of directors and (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office (or a duly constituted committee thereof), either who were directors on the date of original issuance of the notes or whose election or nomination for election was previously so approved.

After the occurrence of a fundamental change, but on or before the 10th day following such occurrence, we will notify all holders of the notes and the trustee and paying agent on the occurrence of the fundamental change and of the resulting repurchase right, if any (the “fundamental change repurchase right notice”). Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right, if applicable;

•	the fundamental change repurchase price, if applicable;

•	the fundamental change repurchase date, if applicable;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•

that the notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes, if applicable.

To exercise the repurchase right, you must deliver, on or before the business day prior to the fundamental change repurchase date, the notes to be repurchased. If the notes are held in global form, such delivery (and the related repurchase notice) must comply with all applicable DTC procedures. If the notes are held in certificated form, such notes must be duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with applicable DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

In connection with any repurchase of the notes, we will agree under the indenture to:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	otherwise comply with all applicable federal and state securities laws.

We will be required to repurchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. Subject to a holder’s right to receive interest on the related interest payment date where the fundamental change repurchase date falls between a regular record date and the interest payment date to which it relates, if the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

•

the notes will cease to be outstanding and interest (including special interest, if any) will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

•

all other rights of the holder will terminate other than the right to receive the fundamental change repurchase price and previously accrued and unpaid interest (including special interest), if any, upon delivery or transfer of the notes.

The repurchase rights of the holders could discourage a potential acquirer of us.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. See “Risk Factors—Risks Related to an Investment in the Notes and our Common Stock—We may not have the cash necessary to pay interest on the notes, to settle the convertible note hedge, to settle conversions of the notes (if we make the net share settlement election) or to repurchase the notes upon a fundamental change.” If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we may in the future incur other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

While we do not currently have any debt or other agreements that would restrict our ability to repurchase the notes, we may enter into such an agreement in the future which may limit or prohibit our ability to repurchase any notes.

No notes may be repurchased at the option of holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Optional Redemption by the Company

The notes may not be redeemed by us prior to maturity.

Consolidation, Merger and Sale of Assets

The indenture provides that we will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person, if not us, is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such person, if not us, expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, ours under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change permitting each holder to require us to repurchase the notes of such holder as described above.

Events of Default

Each of the following is an event of default:

(1) default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon acceleration or otherwise;

(3) failure by us to comply with our obligation to convert the notes into shares of our common stock and, if applicable, cash and shares of our common stock upon exercise of a holder’s conversion right;

(4) failure by us to comply with our obligations under “—Consolidation, Merger and Sale of Assets;”

(5) failure by us to comply with our notice obligations under “—Conversion Rights—Conversion upon Specified Corporate Events” or under “—Fundamental Change Permits Holders to Require Us to Repurchase Notes;”

(6) failure by us for 60 days after written notice from the trustee or the holders of at least 25% principal amount of the notes then outstanding has been received by us to comply with any of our other agreements contained in the notes or indenture;

(7) default by us or any majority owned subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $15.0 million in the aggregate of the Company and/or any subsidiary of the Company, whether such debt now exists or shall hereafter be created, which default results (i) in such debt becoming or being declared due and payable and such debt has not been discharged in full or such declaration rescinded or annulled within 30 days or (ii) from a failure to pay the principal of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise and such defaulted payment shall not have been made, waived or extended within 30 days;

(8) failure by us or any of our majority owned subsidiaries, within 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds in the aggregate $15.0 million, which are not stayed on appeal; or

(9) certain events of bankruptcy, insolvency or reorganization of the Company or any of our significant subsidiaries as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration of acceleration, all principal and accrued and unpaid interest (including special interest, if any) on the notes will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions (except with respect to any significant subsidiary), the aggregate principal amount and accrued and unpaid interest (including special interest, if any) will be due and payable immediately.

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to any obligations we may have or are deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act relating to our failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or of the covenant described below in “—Reports,” will for the first 60 days after the occurrence of such event of default consist exclusively of the right (the “extension right”) to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes (the “extension fee”). If we so elect, the extension fee will be payable on all outstanding notes on or before the date on which such event of default first occurs. On the 61st day after such event of default (if such violation is not cured or waived prior to such 61st day), the notes will be subject to acceleration as provided above. In the event we do not elect to pay the extension fee upon any such event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

Notwithstanding the preceding paragraph, if an event of default occurs under any other series of our debt securities issued subsequent to the issuance of the notes resulting from our failure to file any such documents or reports and such event of default is not subject to extension on terms similar to the above, then the extension right will no longer apply and the notes will be subject to acceleration as provided above.

In order to exercise the extension right and elect to pay the extension fee as the sole remedy during the first 60 days after the occurrence of any event of default relating to the failure to comply with the reporting obligations in accordance with the second preceding paragraph, we must (i) notify all holders of notes and the trustee and paying agent of such election prior to the first business day following the date on which such event of default occurs and (ii) pay such extension fee on or before the close of business on the date on which such event of default occurs. Upon our failure to timely give such notice or pay the extension fee, the notes will be immediately subject to acceleration as provided above.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or failure to deliver amounts due upon conversion) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes or failure to deliver amounts due upon conversion that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or to receive amounts due to it upon conversion, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60 day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or conversion default, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action we are taking or propose to take in respect thereof.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority principal amount of the notes then outstanding, including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority principal amount of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate, or extend the stated time for payment, of interest on any note or reduce the amount, or extend the stated time for payment, of the extension fee;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that adversely affects the conversion rights of any notes;

(5) reduce the fundamental change repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) change the place or currency of payment of principal or interest or extension fee in respect of any note;

(7) impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8) adversely affect the ranking of the notes as our senior unsecured indebtedness; or

(9) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1)(x) cure any ambiguity, manifest error or defect or (y) cure any omission or inconsistency; provided that, in the case of clause (y) only the rights of the holders are not adversely affected in any material respect;

(2) provide for the assumption by a successor corporation of our obligations under the indenture;

(3) add guarantees with respect to the notes;

(4) secure the notes;

(5) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(6) provide for the conversion of notes in accordance with the terms of the indenture;

(7) make any change that does not adversely affect the rights of any holder in any material respect; provided that any amendment to conform the terms of the indenture or the notes to the description contained herein will not be deemed to be adverse to any holder; or

(8) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to issue a notice to the holders briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any repurchase date, or upon conversion or otherwise, shares of common stock or cash and shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes or in connection with a conversion. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

Wilmington Trust Company is the trustee, security registrar, paying agent and conversion agent.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 in principal amount and multiples of $1,000.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same are required to be filed with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed via EDGAR.

Global Note, Book-Entry Form

The notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will make payments on a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, repurchase date or fundamental change repurchase date, as the case may be, and the maturity date. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within [90] days, we will issue notes in fully registered certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in fully registered certificated form in exchange for such interest if an event of default has occurred and is continuing.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF THE CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

In connection with the offering of the notes, we intend to enter into one or more convertible note hedge transactions with respect to our common stock with one or more counterparties, which may include certain of the underwriters and/or their affiliates (the “counterparties”). The convertible note

hedge transactions will cover, subject to customary anti-dilution adjustments, approximately              shares of our common stock. Concurrently with entering into the convertible note hedge transactions, we also intend to enter into one or more warrant transactions whereby we will sell to the counterparties warrants relating to, subject to customary anti-dilution adjustments, up to approximately              million shares of our common stock. If the underwriters exercise their overallotment option to purchase additional notes, we expect to sell additional warrants and use a portion of the proceeds from the sale of the additional notes and from the sale of additional warrants to enter into additional convertible note hedge transactions.

The convertible note hedge transactions are expected generally to reduce the potential equity dilution upon conversion of the notes in the event that the price of our common stock on the relevant settlement date (or, following the net share settlement election or certain other circumstances, the daily VWAP of our common stock on each VWAP trading day of the relevant observation period or other relevant valuation period) is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the notes and is subject, with certain exceptions, to the adjustments applicable to the conversion price of the notes. If however, the daily VWAP of our common stock during the measurement period at maturity of the warrants exceeds the strike price of the warrants, there would nevertheless be dilution to the extent that such daily VWAP of our common stock exceeds the strike price of the warrants.

If we have not elected the net share settlement of the notes, we will generally be required to pay to the convertible note hedge counterparties $1,000 in cash with respect to each note submitted for conversion during the final observation period in exchange for a number of shares of our common stock equal to the applicable conversion rate under the convertible note hedge transactions which initially corresponds to the conversion rate for the notes and is subject to the same anti-dilution adjustments, with certain exceptions. See “Risk Factors—Risks Relating to an Investment in the Notes and our Common Stock—We may not have all the cash necessary to pay interest on the notes, to settle the convertible note hedge, to settle conversions of the notes (if we make the net share settlement election) or to repurchase the notes upon a fundamental change.” In all other cases, we will not be required to make any cash payments to the counterparties but will be entitled to receive from them a number of shares of our common stock generally equal to the amount by which the daily VWAP of our shares of common stock exceeds the strike price of the convertible note hedge transactions during the relevant valuation period under the convertible bond hedge transactions.

Additionally, if the daily VWAP of our common stock during the measurement period at the maturity of the warrants exceed the strike price of the warrants, we will owe the counterparties shares of our common stock in an amount based on the excess of such daily VWAP of our common stock over the strike price of the warrants. If we have insufficient shares of common stock available for settlement of the warrants, we may issue shares of a newly created series of preferred stock in lieu of our obligation to deliver common stock. Any such preferred stock would be convertible into 10% more shares of our common stock than the amount of common stock we would otherwise have been obligated to deliver our under the warrants.

The convertible note hedge transactions and the warrant transactions are separate transactions entered into by us with the counterparties, are not part of the terms of the notes and will not change the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge or warrant transactions.

For a discussion of the potential impact of any market or other activity by the counterparties in connection with these convertible note hedge and warrant transactions, see “Underwriting—Convertible Note Hedge and Warrant Transactions” and “Risk Factors—Risks Relating to an

Investment in the Notes and our Common Stock—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences, as of the date hereof, of the ownership, sale, conversion or other disposition of the notes and the shares of common stock into which the notes may be converted. Except where noted, it deals only with notes and shares of common stock held as capital assets and applies only to holders of notes who purchased the notes for cash at original issuance at their issue price. This summary does not deal with special situations, such as

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of notes or shares of common stock whose functional currency is not the U.S. dollar;

•	investors in pass-through entities;

•	former citizens or residents of the U.S. who are subject to the tax on expatriates;

•	alternative minimum tax consequences, if any; and

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result, prospectively or retroactively, in U.S. federal income tax consequences different from those discussed below.

If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a foreign or domestic partnership that holds the notes or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

As used herein, the term “U.S. holder” means a beneficial owner of notes or shares of common stock that is for U.S. federal income tax purposes:

•

an individual who is a citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or who meets the substantial presence residency test under the U.S. federal income tax laws;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the U.S. or any state or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of notes or shares of common stock that is not a U.S. holder or a foreign or domestic partnership. A holder of notes or common stock that is a partnership and partners in such partnership should consult their own tax advisors as to the tax consequences to them of purchasing, owning and disposing of notes or common stock. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies,” as defined under the Code. Each such entity should consult its tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to it.

Consequences to U.S. Holders

Payment of Interest

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for tax purposes.

Constructive Dividends

The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) would not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. (See “Dividends” below).

Sale, Exchange, Redemption, or other Disposition of Notes

Except as provided below under “Conversion of Notes into Common Stock or a Combination of Cash and Common Stock,” you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note (including an exchange with a designated financial institution in lieu of a conversion, as described in “Description of the Notes—Exchange in Lieu of Conversion”) equal to the difference between (i) the amount realized (that is, the amount of cash proceeds and the fair market value of any property received upon the sale, exchange, redemption or other disposition), other than amounts attributable to accrued but unpaid interest on the notes not previously included in income (which will be taxable as ordinary interest income) and (ii) your adjusted tax basis in the note. Your tax basis in a note will generally be equal to the amount you paid for the note, less any principal payments received on the note plus the aggregate amount of any deemed dividends you have previously included in income in respect of the note (as described above under “Constructive Dividend”). Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Conversion of Notes into Common Stock or a Combination of Cash and Common Stock

The tax consequences to you of a conversion of the notes will depend upon whether we make the irrevocable election to make net share settlement of the notes. If we do not make the election to net share settle the notes, you generally will not recognize gain or loss on the conversion of a note into common stock (excluding an exchange with a designated financial institution in lieu of a conversion, as described in “Description of the Notes—Exchange in Lieu of Conversion”) except with respect to any cash received in lieu of a fractional share. Your holding period for the common stock received upon conversion will include the period during which the note was held by you, and your aggregate tax basis in the common stock received upon conversion will be equal to your adjusted tax basis in the note at the time of conversion, less any portion allocable to the fractional share.

If we make the irrevocable election to make net share settlement of the notes, holders will receive a combination of cash and common stock upon conversion. The conversion of notes into a combination of cash and common stock (excluding an exchange with a designated financial institution in lieu of a conversion, as described in “Description of the Notes—Exchange in Lieu of Conversion”) should be treated as a recapitalization, although the tax treatment is not entirely clear. If a combination of cash and common stock is received in exchange for your notes upon conversion, you will recognize gain, but not loss, equal to the excess of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be taxable as ordinary interest income, and cash in lieu of a fractional share) over your adjusted tax basis in the note, but in no event should the gain recognized exceed the amount of cash received. Alternatively, if the conversion into cash and common stock is not treated as a recapitalization, it may be treated as in part payment in redemption of a portion of the note and in part a conversion of a portion of the note into common stock. You should consult your tax advisor regarding the proper treatment of conversion into a combination of cash and common stock.

You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the portion of your tax basis in the note that is attributable to such fractional share. This gain or loss will be capital gain or loss and will be taxable in the same manner as described under “Sale, Exchange, Redemption, or Disposition of Notes,” above.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest) and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of common stock will include the period during which you held the notes except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt.

You should consult your tax advisors regarding the tax treatment of the receipt of cash and stock in exchange for notes upon conversion and the ownership of our common stock.

Dividends

If you exchange a note for common stock upon conversion, and if we subsequently make a distribution in respect of that stock (other than a dividend in the form of additional shares of our common stock), the distribution will be treated as a dividend, taxable as ordinary income to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. U.S. corporations generally would be entitled to claim a dividends received deduction equal to a portion of any dividends received, subject to certain holding period, taxable income and other limitations and conditions. Eligible dividends received by a non-corporate holder in tax years beginning on or before December 31, 2010, will be subject to tax at the special reduced rate generally applicable to long-term capital gain. A holder generally will be eligible for this reduced rate only if the holder has held our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Sale or Other Disposition of Common Stock

Upon the sale or other disposition of our common stock received upon conversion of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or other disposition and (ii) your adjusted tax basis in our common stock. That capital gain or loss will be long-term if your holding period in respect of such common stock is more than one year. For non-corporate U.S. holders, long term capital gain is generally eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to you unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide your taxpayer identification number, or certification of exempt status or if you fail to report in full interest and dividend income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Consequences to Non-U.S. Holders

Payments of Interest

The 30-percent U.S. federal withholding tax will not apply to any payment to you of interest on a note under the “portfolio interest rule” provided that:

•

you do not actually or constructively own ten percent or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” within the meaning of section 957(a) of the Code with respect to which we are a “related person” within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person within the meaning of the Code (which certification may be made on an

Internal Revenue Service Form W-8BEN (or successor form) or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships, and you satisfy the certification requirements of applicable Treasury regulations. Special “look-through” rules apply to non-U.S. holders that are pass-through entities.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30-percent U.S. federal withholding tax, unless you provide us with a properly executed (i) Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (ii) Internal Revenue Service Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

If you are engaged in a trade or business in the U.S. and interest on the notes is effectively connected with the conduct of that trade or business, and, if an income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest is generally attributable, then, although exempt from the withholding tax discussed above (provided that you provide a properly executed applicable IRS form on or before any payment date to claim the exemption), you will be subject to U.S. federal income tax on that interest on a net income basis in generally the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30 percent (or lesser rate under an applicable income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

Payments of Dividends

Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “Constructive Dividends” above) will be subject to withholding tax at a 30-percent rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. and, if a tax treaty applies, in the view of the Internal Revenue Service, are attributable to a permanent establishment in the U.S., are not subject to the withholding tax but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates (see “Dividends” above). Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30-percent rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate must satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange, Redemption or Other Disposition of Notes or Shares of Common Stock

Any gain realized upon the sale, exchange, redemption or other disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the U.S., and, if an income tax treaty applies, is attributable to a permanent establishment in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes. We believe that we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends that we make to you, provided the statement described above in the last bullet point under “Consequences to Non-U.S. Holders—Payments of Interest” has been received (and we do not have actual knowledge or reason to know that you are a U.S. person that is not an exempt recipient).

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received (and we do not have actual knowledge or reason to know that you are a U.S. person that is not an exempt recipient) or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

The company and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$
Credit Suisse	$
Piper Jaffray	$
Total		$200,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to     % of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. The company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

Because affiliates of the underwriters may receive more than 10% of the net proceeds from this offering, this offering is being conducted in accordance with NASD Rule 2710(c)(8). The rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by NASD.              has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement is a part.              will receive no compensation for acting in this capacity; however we have agreed to indemnify              for acting as the qualified independent underwriter against specified liabilities under the Securities Act.

Convertible Note Hedge and Warrant Transactions

In connection with the offering of the notes, we intend to enter into one or more convertible note hedge transactions with respect to our common stock with one or more counterparties, which may include certain of the underwriters and/or their affiliates (the “counterparties”). These transactions are expected generally to reduce the potential equity dilution upon conversion of the notes. The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, approximately              shares of our common stock. Concurrently with entering into the convertible note hedge transactions, we also intend to sell warrants to the counterparties relating to, subject to customary anti-dilution adjustments, approximately              million shares of our common stock. We intend to use a portion of the net proceeds of this offering and of the warrants to pay the cost of the convertible note hedge transactions. The warrants could have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the strike price of the warrants. If we have insufficient shares of common stock available for settlement of the warrants, we may be required to issue shares of a newly created series of preferred stock in lieu of our obligation to deliver common stock. If the underwriters exercise their overallotment option to purchase additional notes, we expect to sell additional warrants and use a portion of the proceeds from the sale of the additional notes and from the sale of additional warrants to enter into additional convertible note hedge transactions. These transactions will be accounted for as an adjustment to our stockholders’ equity.

In connection with establishing their initial hedge of these transactions, the counterparties (and/or their affiliates) may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes. In addition, the counterparties (and/or their affiliates) may modify their hedge positions following the pricing of the notes from time to time by entering into or unwinding various derivative transactions with respect to our common stock or by purchasing or selling our common stock in secondary market transactions (including on and after the 27th scheduled trading day prior to the maturity of the notes and during any observation period related to the conversion of the notes), which could adversely affect the value of our common stock and, as a result, the value of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

The potential effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares, if any, that you would receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the notes or the shares of our common stock. In addition, we do not make any representation that the counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

See “Description of the Convertible Note Hedge and Warrant Transactions.”

VALIDITY OF THE SECURITIES

Certain legal matters in connection with the notes and of the shares of common stock issuable upon conversion of the notes will be passed upon for ViroPharma by Pepper Hamilton LLP, Washington, D.C. The underwriters have been advised by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts and Davis Polk & Wardwell, New York, New York in connection with this offering.

ViroPharma Incorporated

Convertible Debt Securities

Common Stock

We may offer and sell from time to time in one or more offerings convertible debt securities or shares of our common stock, par value $0.002 per share, including shares of common stock issuable upon conversion, exchange or exercise of our convertible debt securities. We will provide a supplement to this prospectus that contains specific information about the terms of the offering and the securities being offered each time we sell securities. We will not use this prospectus to sell our securities unless it is accompanied by a prospectus supplement. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you invest in any of our securities.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “VPHM.” The last reported sale price of our common stock on March 16, 2007 was $14.69 per share.

We do not expect our convertible debt securities to be listed on any securities exchange or over-the-counter market.

Investing in our securities involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 19, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or SEC. By using a “shelf” registration statement, we may sell any of the securities or any combination of the securities registered on the registration statement from time to time and in one or more offerings. Each time we sell securities pursuant to this registration statement, we will issue a prospectus supplement to this prospectus. The prospectus supplement will contain specific information about the terms of the offering and of the securities being offered. Each prospectus supplement also may add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Before purchasing any of our securities, you should carefully read this prospectus and any prospectus supplement, together with the additional information about us described under “Where You Can Find More Information” and “Incorporation by Reference.”

You should rely only on the information we provide in this prospectus and any prospectus supplement or incorporate by reference in this prospectus or any prospectus supplement that we issue. We have not authorized any person to make any statement or provide any disclosure or other information that differs from what is included or incorporated by reference in this prospectus or any prospectus supplement. If any person does make a statement or provide any disclosure or other information that differs from what is included or incorporated by reference in this prospectus or any prospectus supplement, you should not rely on it. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the cover page of the prospectus or any prospectus supplement, as applicable, and that any information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed materially since that date.

Unless we indicate otherwise, references herein to “ViroPharma,” “we,” “our” and “us” are to ViroPharma Incorporated and our subsidiaries.

“ViroPharma,” “ViroPharma” plus the design, and “Vancocin” are trademarks and service marks of ViroPharma. We have obtained trademark registration in the U.S. for the marks in connection with certain products and services. All other brand names or trademarks appearing herein are the property of others.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all of the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

Our recent SEC filings are also available to the public free of charge at our website at www.viropharma.com. Except to the extent specifically described below under “Incorporation by Reference,” information on our website is not incorporated by reference into the registration statement, this prospectus or any prospectus supplement.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain documents and information that we file with the SEC. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus, any prospectus supplement or any subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may furnish to the SEC from time to time will be incorporated by reference into, or otherwise included in, this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act of 1934 and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the completion of the offering of all securities covered by the prospectus supplements:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our definitive Proxy Statement on Schedule 14A filed on April 10, 2006;

•

the description of our common stock contained in the Registration Statement on Form 8-A filed on November 8, 1996, including any amendments or reports filed for the purpose of updating that description; and

•	the description of rights to purchase our preferred shares contained in the Registration Statement on Form 8-A filed on September 21, 1998.

If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address requests for documents to Thomas F. Doyle, Vice President and General Counsel, ViroPharma Incorporated, 397 Eagleview Boulevard, Exton, PA 19341, (610) 458-7300.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have based these forward-looking statements on our current expectations about future events. Further, statements that include words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements, including, without limitation, those relating to future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results, wherever they occur in this prospectus, any prospectus supplement or the other documents incorporated by reference, are necessarily estimates reflecting the judgment of our management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in any prospectus supplement and the “Risk Factors” section of our annual report on Form 10-K for the year ended December 31, 2006 and elsewhere and in those documents incorporated by reference into this prospectus. In addition to the risk factors identified elsewhere, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•

the development of competitive generic versions of oral Vancocin, approval of products which are currently marketed for other indications by other companies or new pharmaceuticals and technological advances to treat the conditions addressed by Vancocin;

•	fluctuations in wholesaler order patterns and inventory levels;

•	manufacturing, supply or distribution interruptions, including but not limited to our ability to acquire adequate supplies of Vancocin to meet demand for the product;

•	changes in prescribing or procedural practices of infectious disease, gastroenterology and internal medicine doctors, including off-label prescribing of other products;

•	regulatory action by the FDA and other government regulatory agencies;

•	decreases in the rate of infections for which Vancocin is prescribed;

•	decrease in the sensitivity of the relevant bacteria to Vancocin;

•	changes in terms required by wholesalers, including fee-for-service contracts;

•	the timing and results of anticipated events in our CMV and HCV programs; and

•

the timing and nature of potential business development activities related to our efforts to expand our current portfolio through in-licensing or other means of acquiring products in clinical development or marketed products.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

VIROPHARMA INCORPORATED

We are a biopharmaceutical company dedicated to the development and commercialization of products that address serious infectious diseases, with a focus on products used by physician specialists or in hospital settings. We intend to grow through sales of our marketed product, Vancocin® HCl capsules, through the continued development of our product pipeline and through potential acquisition or licensing of products or acquisition of companies.

We have one marketed product and multiple product candidates in development. We market and sell Vancocin® HCl capsules, the oral capsule formulation of vancomycin hydrochloride, in the U.S. and its territories. Vancocin is a potent antibiotic approved by the U.S. Food and Drug Administration, or FDA, to treat antibiotic-associated pseudomembranous colitis caused by Clostridium difficile, or C. difficile, and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains. We are developing maribavir for the prevention and treatment of cytomegalovirus, or CMV, disease, and HCV-796 for the treatment of hepatitis C virus, or HCV, infection. We have licensed the U.S. and Canadian rights for a third product candidate, an intranasal formulation of pleconaril, to Schering-Plough for the treatment of picornavirus infections.

We intend to continue to evaluate in-licensing or other means of acquiring products in clinical development, and marketed products, in order to expand our current portfolio. Such products may be intended to treat, or currently used to treat, the patient populations treated by physician specialists or in hospital settings.

We were incorporated in Delaware in September 1994 and commenced operations in December 1994. Our executive offices are located at 397 Eagleview Boulevard, Exton, Pennsylvania 19341, our telephone number is 610-458-7300 and our website address is www.viropharma.com. Information contained on our website does not constitute part of this prospectus.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we expect to use the net proceeds from the offerings for general corporate purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We have declared and paid dividends in the past on our previously outstanding series A convertible participating preferred stock; however, there currently are no shares of preferred stock of any class or series outstanding. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business and other factors our board of directors deems relevant.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	Fiscal Years Ended December 31,
	2006	2005	2004	2003	2002
Ratio of earnings to fixed charges	60.50	11.29	—	—	—

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and before adjustment for losses or earnings from equity investments plus fixed charges and dividends received from equity investments. Fixed charges consist of interest charges (whether expensed or capitalized), amortization of debt expense and that portion of rental expense we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2004, 2003 and 2002 by $19.5 million, $36.9 million and $26.6 million, respectively.

As of the date of this prospectus, we do not have any shares of preferred stock outstanding.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all information that may be important to you. Therefore, you should read the more detailed provisions of our amended and restated certificate of incorporation and bylaws carefully, which are incorporated by reference as exhibits to this registration statement of which this prospectus is a part.

General

As of the date of this prospectus, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.002 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which 200,000 shares are designated as series A junior participating preferred stock and 2,300,000 shares are designated as series A convertible participating preferred stock. As of March 1, 2007 we had outstanding 69,769,988 shares of common stock held of record by 677 stockholders. We currently do not have any shares of preferred stock outstanding. No other classes of capital stock are authorized under our amended and restated certificate of incorporation. The issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Elections of directors are determined by a plurality of the votes cast and the board of directors is divided into three classes, each as nearly equal in number as possible. Our certificate of incorporation may be amended as permitted by law. Except as otherwise required by law, all other matters upon which holders of our common stock are entitled to vote are determined by a majority of the votes cast. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, subject to any preferential liquidation rights of outstanding preferred stock, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that we have designated and issued and any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the holders of our common stock, to issue 5,000,000 shares of preferred stock from time to time in such series and with such preferences and rights as it may designate. We have reserved for issuance 200,000 shares of series A junior participating preferred stock and 2,300,000 shares of series A convertible participating preferred stock. We currently do not have any shares of preferred stock outstanding. Rights to purchase 200,000 shares of our series A junior participating preferred stock in connection with our stockholder rights plan are currently outstanding; these rights are attached to our outstanding shares of common stock and may only be triggered upon the occurrence of certain events. The preferences and rights of our designated preferred stock are superior to those of the holders of our common stock. For example, the holders of our designated preferred stock are given a preference in payment upon our liquidation, dissolution or winding up and the right of payment or accumulation of dividends before any distributions are made to the holders of common stock.

Equity Incentive Awards

As of December 31, 2006, we had outstanding options to purchase 3,919,422 shares of common stock. The weighted average price of the outstanding options at December 31, 2006 is $9.93 per share. In addition, as of December 31, 2006, we had 2,297,785 shares of common stock in the aggregate reserved and available for grant under our 2005 Stock Option and Restricted Share Plan, 2001 Equity Incentive Plan and Employee Stock Purchase Plan.

Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law

Certain provisions of the Delaware General Corporation Law, or the DGCL, and our amended and restated certificate of incorporation and bylaws, could make it more difficult to acquire us or even prevent us from being acquired by means of a tender offer, a proxy contest or otherwise, or to remove our incumbent directors and officers. These provisions, which we have summarized below, are intended to discourage certain takeover practices that could be coercive or result in inadequate takeover bids, to encourage persons seeking to acquire control of us to first negotiate a transaction with us and to enhance the likelihood of continued stability in the composition of our board of directors and executive management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging third parties from initiating a tender offer for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts and also may have the effect of preventing changes in our executive management.

Delaware Anti-Takeover Statute.    We are subject to Section 203 of the DGCL, which is an anti-takeover statute. Section 203 of the DGCL generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in accordance with Section 203’s requirements. In general, a “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder and an “interested stockholder” is a person who (together with affiliates and associates), owns (or, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s outstanding voting stock. The applicability of this provision to us would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for your shares.

Stockholder Meetings.    Our bylaws provide that a special meeting of our stockholders may be called only by our board of directors or stockholders of record collectively owning 25% of the outstanding stock of any class entitled to vote at such meeting.

Classified Board of Directors.    Our amended and restated certificate of incorporation provides for a classified board of directors serving staggered three-year terms.

Election of Directors.     Under our amended and restated certificate of incorporation and bylaws, our directors are elected at the annual meeting of stockholders by a plurality of the votes entitled to vote in the election of directors and hold office for a term of three years and until their successors are duly elected and qualified, or until their death, resignation or removal.

No Cumulative Voting.    The DGCL provides that stockholders do not have a right to cumulate their votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Board Size; Filling of Vacancies.    Our amended and restated certificate of incorporation and bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Any vacancies in our board of directors resulting from death, resignation or removal from office or other cause will be filled by the majority vote of our remaining directors in office or by a plurality of the votes cast at a meeting of stockholders.

Preferred Stock.    Our certificate of incorporation allows our board of directors, without further action by the holders of our common stock, to issue 5,000,000 shares of preferred stock from time to time in such series and with such preferences and rights as it may designate. To date, we have reserved for issuance 200,000 shares of series A junior participating preferred stock and 2,300,000 shares of series A convertible participating preferred stock. The authorization of our board of directors to issue preferred stock makes it possible for them to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Amendments to Charter Documents.    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation or bylaws otherwise provide. With the exception of certain sections of our bylaws relating to special meetings of stockholders, consent of stockholders in lieu of meeting, voting and indemnification of our directors, officers and employees, our bylaws may be amended or repealed by our board of directors without the approval of the majority of the outstanding shares of our capital stock.

Indemnification and Limitation of Liability

Section 145 of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Our amended and restated certificate of incorporation limits the personal liability of our directors to us or to any of our stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that this limitation does not apply to any liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 6.4 of our bylaws provides for the indemnification, to the full extent authorized by law, of any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, his testator or intestate, is or was a director, officer or employee of ours or any predecessor of ours, or serves or served any other enterprise as a director, officer or employee at our request or the request of any of our predecessors.

We have also entered into indemnity agreements with each of our directors and officers. These agreements may require us, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, as the case may be, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification and to obtain directors’ and officers’ liability insurance if available on reasonable terms.

Stockholder Rights Plan

On September 10, 1998, our board of directors adopted a stockholder rights plan and, in connection with that plan, designated 200,000 shares of series A junior participating preferred stock. Under this plan, a preferred share purchase right was issued as a dividend on each outstanding share of our common stock as of September 17, 1998. This preferred share purchase right entitles its holder to purchase from us a unit consisting of 1/100th of a share of our series A junior participating preferred stock at an exercise price of $125 per unit, subject to adjustment. Each unit carries voting and dividend rights that are intended to produce the equivalent of one share of common stock. These rights expire on September 10, 2008.

The preferred share purchase rights granted under the stockholder rights plan will be exercisable and will trade separately from our common stock only if a person or group acquires beneficial ownership of 20% or more of our common stock or commences a tender or exchange offer that would result in such a person or group owning 20% or more of our common stock, in each case in a transaction not approved by our board of directors. Only when one or more of these events occur will stockholders receive certificates for the rights granted under the stockholder rights plan.

If any person actually acquires 20% or more of our common stock, either through a tender or exchange offer for our common stock at a price and on terms that provide fair value to all stockholders or if a holder of 20% or more of our common stock engages in certain “self-dealing” transactions or engages in a merger or other business combination in which we survive and our common stock remains outstanding, the other holders of our common stock will be able to exercise their preferred share purchase rights and receive shares of our common stock having a value equal to double the exercise price of the right. Additionally, if we are involved in certain other mergers where our shares are exchanged or certain major sales of our assets occur, the holders of our common stock will be able to exercise their preferred share purchase rights and receive shares of the acquiring company having a value equal to double the exercise price of the right. In either case, the holders of the rights may, in lieu of exercise, surrender the rights in exchange for one-half of the amount of securities otherwise purchasable. Upon the occurrence of any of these events, the preferred share purchase rights will no longer be exercisable into series A junior participating preferred stock.

We will be entitled to redeem the preferred share purchase rights at $0.01 per right at any time until the 10th day following a public announcement that a person has acquired a 20% ownership position in our common stock. In our discretion, we may extend the period during which we can redeem these rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Pepper Hamilton LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of ViroPharma Incorporated and subsidiaries as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payments,” effective January 1, 2006.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

TABLE OF CONTENT S

Prospectus Supplement

Page
About this Prospectus Supplement	S-
Summary	S-1
Risk Factors	S-8
Forward-Looking Statements	S-36
Use of Proceeds	S-37
Price Range of Common Stock	S-38
Dividend Policy	S-38
Capitalization	S-38
Ratio of Earnings to Fixed Charges	S-39
Description of the Notes	S-40
Description of the Convertible Note Hedge and Warrant Transactions	S-66
Certain U.S. Federal Income Tax Considerations	S-68
Underwriting	S-73
Convertible Note Hedge and Warrant Transactions	S-76
Validity of the Securities	S-77

Prospectus

About this Prospectus
Where You Can Find More Information
Incorporation by Reference
Note Regarding Forward-Looking Statements
ViroPharma Incorporated
Use of Proceeds
Dividend Policy
Ratio of Earnings to Fixed Charges
Description of Capital Stock
Legal Matters
Experts

$200,000,000

ViroPharma Incorporated

% Convertible Senior Notes

due 2017

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Credit Suisse

Piper Jaffray